
13003392

# Essential to care™


SEC Mail Processing
Received
SEP 18 2013

**Cardinal**Health

*Essential to care™*

# Dear Shareholders of Cardinal Health:

Fiscal 2013 was an eventful year for all of us at Cardinal Health, a year in which we made great progress on our strategic priorities and accomplished virtually all of our financial goals. Our non-GAAP operating earnings were up 10 percent to $2 billion[1]. Non-GAAP diluted earnings per share from continuing operations, including a favorable tax settlement of $0.18 per share, were $3.73, up a robust 16 percent.

In addition, our organization did a terrific job of driving capital efficiency, generating $1.7 billion in cash from operations for the year. In fiscal 2013, we returned more than $800 million to shareholders through both our differentiated dividend and share buybacks. We increased our annual dividend rate 27 percent over the past 12 months to $1.21 per share at fiscal year end.

We finished our fiscal 2013 with financial strength, scale, a strong customer and product portfolio, and a deep bench of organizational talent. And we accelerated the strategic repositioning we began several years ago. Based on all of these dimensions, and in a time of great change within the industry, it was an excellent year.

## Our strategy aligns with industry trends

Over the past few years, you may have heard me say that healthcare is an incredibly exciting place to be. I feel the same today as we begin another fiscal year, but it is with a clearer sense of what is going to make it exciting.

We are in the early stages of an unprecedented demographic wave, which is bringing nearly 10,000 people per day to eligibility age for Medicare. The fact is that we have an aging population, among which many suffer from at least one chronic illness, and whose life expectancy has already increased by nearly nine years in less than half a century as a result of medical innovation. The needs of this population will only increase over their lifetime.

**We have built our strategies and our actions around five key principles:**

1. Demographic, economic and industry forces will require a healthcare system that places a high priority on efficiency and cost effectiveness.
2. Care will need to be more coordinated and delivered in multiple settings, leaning toward those settings that are most cost-effective.
3. People will want and need care in the home, and they will become increasingly knowledgeable and involved in their own healthcare.
4. Our healthcare system not only will need continued innovation of pharmaceutical and medical products, but also cost-effective alternatives to mature products.
5. As parts of the system shift from fee-for-service to payment-for-outcomes, hospitals, Integrated Delivery Networks (IDNs) and providers will increasingly look to partners with specialized expertise in this new environment.

With that as a backdrop, I'll provide further color on our fiscal 2013 performance.

*[1]See page 12 for a reconciliation of the differences between the non-GAAP financial measures and the most directly comparable GAAP financial measures.*

## Pharmaceutical Segment fiscal 2013 highlights

Revenues for our Pharmaceutical Segment declined, as expected, 7 percent to $91.1 billion due to the expiration of the Express Scripts contract in early fiscal 2013, as well as continued brand-to-generic pharmaceutical conversions. The segment delivered another year of strong profit growth and margin expansion while growing our customer base, expanding our generic programs, and broadening our Specialty offerings to providers, biopharma companies and payors.

Our two largest customer agreements came up for renewal in fiscal 2013 — Walgreens and CVS. In March of 2013, it became clear that we would not renew the agreement to serve Walgreens, set to expire on August 31, 2013. We had prepared to make the appropriate organizational and strategic adjustments relative to this change, and our organization executed well against these plans. We were, of course, delighted to have renewed our supply agreement with CVS, who remains a very important partner of ours. The resolution of these agreements, combined with other customer renewals and wins and with outstanding work by our Pharmaceutical Distribution team, strengthened and diversified our customer portfolio. We also completed the acquisition and integration of Dik Drug, adding to our independent pharmacy base, while we strengthened our position with hospital and institutional pharmacies.

We expect pharmaceutical demand to increase in the coming years. This is among the most efficient components of the U.S. healthcare system, and from a value standpoint, this system gets high returns in outcomes from the 10 percent of healthcare spend that goes toward drug costs. Clearly, the high utilization of generic drugs in our system is a contributor. Generic drugs are assuming a greater position in the overall pharmaceutical pie with each passing year, now accounting for 83 percent of total U.S. prescriptions.

Our evolving product mix in our Pharmaceutical Segment closely aligns with these trends in the pharmaceutical industry. We've grown our position and our scale in generics, and we work closely with generic companies around the world to bring value to them and to the market. This was a strong contributor to our overall Pharmaceutical Segment profit margin expansion of around 30 basis points for fiscal 2013.

At the same time, we realize that an increasing portion of pharmaceutical research and innovation is going into specialty drugs, which address unique medical needs. Further, biopharmaceutical companies are studying and targeting smaller subsets of patients who need to be served in an integrated and high-touch way. Supporting this, our Specialty Solutions division has continued its steep revenue growth. Our confidence continues to grow that we have a valuable approach to working with providers of care, biopharma companies and payors to encourage that these drugs are delivered and used in a patient-centered model — and one that acknowledges the need for cost effectiveness.

As the fiscal year ended, it became clear that market demand dynamics for a number of our products in the Nuclear Pharmacy Services division would require a lowering of its future financial outlook and a goodwill impairment charge. That said, it's important to note that our nuclear division has contributed almost $1.6 billion to the company's profit over the past decade, and we remain the industry leader in this business. We will continue to work closely with our large and broad base of customers who depend on our radiopharmaceutical products and our expertise in this field.

## Medical Segment fiscal 2013 highlights

2013 was a very important year for the Medical Segment. We took significant steps in repositioning this business to align with the evolving marketplace. This included completing major investments to rebuild our IT infrastructure, reorganizing and redeploying our assets — both human and capital — and ramping up activities in areas of strategic priority. And we completed the very significant acquisition of AssuraMed, the leading direct-to-home medical supplies distributor. This enables us, for the first time, to follow the patient to the home. These efforts led to margin expansion of 25 basis points and double-digit segment profit growth for fiscal 2013 for the Medical Segment.

We have been very clear that we place a high priority on anticipating the changes in our marketplace and on taking the actions necessary to continue to deliver value to hospitals, IDNs and alternate sites of care — as well as to our manufacturer partners.

We reconfigured our go-to-market model and our offerings in fiscal 2013 so that we can work with medical device and lab equipment companies, and with providers to get products to patients more efficiently, and throughout the continuum of care.

The acquisition of AssuraMed was a major step in that direction. Over time, more care will be delivered in the home. All of us are likely to experience this directly ourselves, or with members of our family, and integrated healthcare systems and payors alike recognize that patients who are well cared for at home are less likely to be readmitted to the hospital. The integration is going extremely well, and results are exceeding our expectations.

Our efforts around our preferred product portfolio address the continuing need for lower-cost alternatives to mature medical devices. Our activities in this area accelerated during the year, increasing overall penetration and opening the opportunity for greater growth. This past year, we broadened the reach of the portfolio by adding more than 150 products in nine categories.

## China fiscal 2013 highlights

Many of these same healthcare forces are at work in other markets, and we recognize the opportunity to expand our healthcare expertise.

Specifically, in China, we have been using our capabilities, scale and unique value proposition to build a strong and sustainable reputation and enhance our strategic alignment with biopharma and medical device companies — essential to participating successfully, and for the long term, in this rapidly growing healthcare system. This year, our revenues in China grew 45 percent, reaching $2 billion. We are tremendously excited by the opportunities to broaden the scope of our business model to match the needs of that market and to support our manufacturer partners who want to grow their businesses there.

## Accelerating the journey

And so we've turned the page on fiscal 2013 — a year that was anything but ordinary, a year we regard as an important inflection point in our strategic and competitive positioning. In many ways, the events of 2013 accelerated the journey we began more than four years ago. This journey was focused on driving balance and growth by diversifying our portfolio of customers, products and channels. This required expanding into higher-value, higher-margin settings and higher-value, higher-margin products and services, all on a sustainable foundation that requires rock-solid alignment with our customers.

The progress we have made is significant. Over these past four years we have increased our base of independent retail customers from 3,800 to nearly 8,000. This has added to and diversified a pharmaceutical business already of enormous scale — we now serve approximately 18,000 retail pharmacies, as well as thousands of hospital and clinic pharmacies in the U.S. And non-bulk, higher-margin business now represents nearly 70 percent of our total pharmaceutical sales. Very importantly, our generics sales have nearly doubled.

We have increased our position and our service and product offerings in hospitals; clinics; surgery centers; oncology, urology and rheumatology practices; doctors' offices, and now with the AssuraMed acquisition, the home. For the first time in our history, wherever healthcare products or services are needed, at any stage of the patient experience, we are there. We have continued to drive a preferred product portfolio in our Medical Segment that addresses our customers' needs for more cost-effective medical products.

And finally, we have expanded into China, where our unique value proposition allows us to build a strong brand, enhance strategic alignment with biopharma and medical device companies, and participate in a rapidly growing Chinese healthcare system.

Through these efforts, we have grown our non-GAAP EPS at a compounded double-digit rate. We've expanded our margin rates and positioned Cardinal Health to create value in an increasingly patient-centered healthcare system. And we have deployed our capital very effectively, balancing investments to sustain the long-term growth of the company with returning capital to shareholders.

## Fiscal 2014 — moving forward, stronger

We enter fiscal 2014 with a solid foundation and strong momentum in both of our segments.

For the Pharmaceutical Segment in 2014, we expect revenues to decline, primarily due to the expiration of the Walgreens contract, but our efforts to strengthen the overall portfolio will continue to bear fruit. You will see a continued emphasis on building generic scale and capabilities as we further enhance our ability to move market share for our manufacturer partners and to assure best-in-class availability, quality and pricing for our customers. As a result, we look for continued improvement in generics profitability and overall segment margin due to utilization, customer and product mix, and program strength.

We also see opportunities to grow both our specialty and biopharma businesses through innovation and new business models that create additional value for providers and manufacturers who focus on high-touch, high-cost disease areas. This will include the continued introduction of new technology solutions, such as our Pathware tool that, along with payor and physician collaboration, can create standardized clinical pathways to improve the quality and the cost of caring for patients with complex diseases.

We will continue to strengthen our offerings to our independent pharmacy customers in fiscal 2014. The focus will remain on providing the latest products, tools and technologies available to help these critical members of the healthcare system improve patient care, efficiency and profitability of their businesses. And we will increasingly bring our experience to hospital systems that can benefit from our expertise in clinical pharmacy.

Switching to our Medical Segment, our ability to serve across the continuum of care with a broad line of products and services has never been more important. We are working closely with our diverse set of customers and manufacturers to help them thrive in a changing landscape.

Our preferred products portfolio will be ramping up in fiscal 2014. You will see accelerated new product introductions designed to bring quality, value and enhanced clinical benefits to our customers throughout the year.

We know there are significant opportunities to increase our services to hospitals, ambulatory settings and the home. And we will be aggressively pursuing the cross-enterprise opportunities that leverage the AssuraMed acquisition and our supply chain management expertise.

We will continue to grow internationally. China, in particular, is a market with enormous potential. We look for another year of strong revenue and profit growth as we continue to expand our geographic footprint and add new business partnerships and programs in areas such as consumer health and direct-to-patient distribution. As we continue to grow our "direct-to-patient" specialty pharmacy business there, our brand will become more important not only to healthcare providers but to consumers as well. We believe we have already built strong equity as a trusted partner — a partner who can offer strong and compliant business practices that are critical in this transforming marketplace.

## A thank you

As I end this letter, I want to express my deep appreciation to our employees and to our customers, our supplier partners and our shareholders, who have supported us through a year which had more than its share of twists and turns and from which we emerge stronger and more confident in our future.

I'll end with a reminder that the notion of being "essential to care" is not just a tagline to us — it's what drives us.

Sincerely,



George S. Barrett
Chairman and CEO
Cardinal Health, Inc.



In everything we do, we are committed to being an essential partner to help customers focus on their patients. Because we know that together, we are *Essential to care*.™

# Better. Together.

## Consolidated financials



Overall
102.64
107.55
FY11
FY12
FY13
Revenue
$ billions




Operating earnings
1.51
1.79
FY11
FY12
FY13
GAAP
$ billions
1.64
1.87
FY11
FY12
FY13
Non-GAAP*
$ billions




Diluted EPS from continuing operations
2.74
3.06
0.97
FY11
FY12
FY13
GAAP
$ dollars
2.80
3.21
FY11
FY12
FY13
Non-GAAP*
$ dollars

Healthcare is truly transforming. Demographics, public health, economic challenges and the implementation of healthcare reform are powerful forces for change. Providers are under enormous pressure to improve quality while decreasing costs. Traditional "fee-for-service" is shifting to more of a "fee-for-value" system where incentives will encourage a focus on outcomes — and care is increasingly coordinated across delivery settings.

Cardinal Health is squarely aligned with where healthcare is going. Through our broad line of products and services, our scale and our ability to connect manufacturers to providers across the continuum of care, we can facilitate cost-effective, high-quality healthcare from the hospital to the home.

# Segment financials

**Pharmaceutical Segment**



93.74
97.93
1.33
1.56
FY11
FY12
FY13
FY11
FY12
FY13
Revenue
$ billions
Segment profit
$ billions


**Medical Segment**



8.92
9.64
373
332
FY11
FY12
FY13
FY11
FY12
FY13
Revenue
$ billions
Segment profit
$ millions


*See the GAAP/non-GAAP reconciliation information on page 12 in this annual report for a reconciliation of non-GAAP measures to the comparable GAAP measures.



# Hospitals

We provide a single-source solution for hospitals and health systems, offering them comprehensive solutions to today's challenges. Our pharmaceutical, medical-surgical and laboratory offerings help improve clinical outcomes, drive efficiencies, reduce costs and improve patient safety.

We provide resources to more than

**85%**

of U.S. hospitals.



# Physician Offices

Cardinal Health equips our physician office customers with advanced business tools to automate processes and contain costs so that clinicians can focus more on patient care and less on the details of administrating the practice. Our unique tools help connect community-based specialists to payors with the goal of promoting high-quality and cost-effective care.

We support more than

**15,000**

physician office locations nationwide.

# Pharmacies



With our expansive footprint in pharmacy, both institutional and retail, we ensure that our customers have the products they need, when they need them, in order to serve their patients. We provide a critical link to the market for the pharmaceutical manufacturers and a suite of services to the pharmacies that allows them to focus on patient care and to compete effectively in a rapidly changing landscape.



We serve more than **10,000** retail chain and nearly **8,000** retail independent **pharmacies.**

# Home Healthcare



We serve the growing number of aging and chronically ill patients in home settings through the 2013 acquisition of AssuraMed. Its Edgepark division provides direct-to-patient service to those who need care at home. With our focus on personal touch, compliance and efficiency, we provide an effective delivery and support model for our broad base of referral sources. Our business-to-business Independence Medical division serves more than 12,000 commercial customers.

Cardinal Health serves >**1,000,000** patients with >**30,000** products.


Laboratories

We combine science with business, having deep expertise in both clinical diagnostics and supply chain logistics. Our laboratory consultants help lab managers make more informed decisions faster, as they focus on clinical efficacy while lowering costs. With our breadth of products and services, we find solutions that meet our customers' needs while lowering supply chain costs by as much as 20 percent.

We provide **>80,000 laboratory products** from **>400 manufacturers** to **>3,000 customers.**


Surgery Centers

As the delivery of care migrates to more cost-effective settings, we are providing consistent, reliable service to support patient care. Our integrated inventory management and ordering solutions make back-office operations easier and more efficient, so our customers have the right products for the right patients at the right time.

**Cardinal Health manufactures or sources 15 million** units/day **of medical-surgical products.**



# Imaging Centers



We deliver
**>10 million**
time-critical, patient-specific doses annually.

As the leading provider of unit-dose radiopharmaceuticals in the United States, we manufacture, compound, dispense and deliver more than 10 million time-critical, patient-specific doses annually — knowing that every moment counts toward earlier diagnoses, quicker treatments and better outcomes. Our nationwide network of nuclear pharmacies deliver diagnostic and therapeutic drugs that empower our customers to provide the care that leads to better outcomes for their patients.



# Medical Clinics

As patients seek care in non-acute settings, Cardinal Health is focused on helping clinics reduce costs, enhance efficiency and improve quality. We provide a full portfolio of medical-surgical products, pharmaceuticals and services designed to keep operations running smoothly.



We work with approximately
**4,000**
medical-surgical & pharmaceutical manufacturers.

# Board of directors


**Colleen F. Arnold** (N)
Senior Vice President, Application Management Services, IBM Global Business Services of International Business Machines Corp.


**George S. Barrett** (E)
Chairman and Chief Executive Officer, Cardinal Health, Inc.


**Glenn A. Britt** (E,A)
Chairman and Chief Executive Officer, Time Warner Cable, Inc.


**Carrie S. Cox** (A)
Chairman and Chief Executive Officer, Humacyte, Inc.
Former Executive Vice President and President of Global Pharmaceuticals, Schering-Plough Corp.


**Calvin Darden** (H)
Retired Senior Vice President, U.S. Operations, United Parcel Service, Inc.


**Bruce L. Downey** (A)
Partner, New Spring Health Capital II, LP
Retired Chairman and Chief Executive Officer, Barr Pharmaceuticals, Inc.


**John F. Finn** (E,A,N)
President and Chief Executive Officer, Gardner, Inc.


**Patricia A. Hemingway Hall**
President and Chief Executive Officer, Health Care Service Corp.


**Clayton M. Jones** (H)
Non-executive Chairman and
Retired President and Chief Executive Officer, Rockwell Collins, Inc.


**Gregory B. Kenny** (E,H,N)
President and Chief Executive Officer, General Cable Corp.


**David P. King** (A)
Chairman, President and Chief Executive Officer, Laboratory Corp. of America Holdings


**Richard C. Notebaert** (E,H,N)
Retired Chairman and Chief Executive Officer, Qwest Communications International Inc.


**Jean G. Spaulding, M.D.*** (H)
Private medical practice

A: Audit Committee member
E: Executive Committee member
H: Human Resources and Compensation Committee member
N: Nominating and Governance Committee member

*Dr. Spaulding has decided not to stand for re-election when her term expires at the 2013 Annual Meeting of Shareholders.



## Executive team

**George S. Barrett**
Chairman and Chief Executive Officer

**Shelley A. Bird**
Executive Vice President,
Public Affairs

**Mark R. Blake**
Executive Vice President,
Strategy and Corporate Development

**Donald M. Casey Jr.**
Chief Executive Officer,
Medical Segment

**Stephen T. Falk**
Executive Vice President,
General Counsel and Corporate Secretary

**Jeffrey W. Henderson**
Chief Financial Officer

**Michael C. Kaufmann**
Chief Executive Officer,
Pharmaceutical Segment

**Craig S. Morford**
Chief Legal and Compliance Officer

**Patricia B. Morrison**
Executive Vice President,
Customer Care Shared Services and
Chief Information Officer

**Mark E. Rosenbaum**
Chief Customer Officer

**Carole S. Watkins**
Chief Human Resources Officer

# Cardinal Health, Inc. and subsidiaries GAAP / Non-GAAP reconciliation

(in millions, except per common share amounts)

| Fiscal year 2013 | GAAP | Restructuring and employee severance | Acquisition-related costs | Impairments and loss on disposal of assets | Litigation (recoveries) / charges, net | Other spin-off costs | Gain on sale of CareFusion stock | Non-GAAP |
|---|---|---|---|---|---|---|---|---|
| **Operating earnings** | | | | | | | | |
| Amount | $996 | $71 | $158 | $859 | $(38) | — | — | $2,046 |
| Growth rate | (44)% | | | | | | | 10% |
| **Diluted EPS from continuing operations** | | | | | | | | |
| Amount | $0.97 | $0.13 | $0.31 | $2.39 | $(0.07) | — | — | $3.73 |
| Growth rate | (68)% | | | | | | | 16% |

| Fiscal year 2012 | GAAP | Restructuring and employee severance | Acquisition-related costs | Impairments and loss on disposal of assets | Litigation (recoveries) / charges, net | Other spin-off costs | Gain on sale of CareFusion stock | Non-GAAP |
|---|---|---|---|---|---|---|---|---|
| **Operating earnings** | | | | | | | | |
| Amount | $1,792 | $21 | $33 | $21 | $(3) | $2 | — | $1,866 |
| Growth rate | 18% | | | | | | | 13% |
| **Diluted EPS from continuing operations** | | | | | | | | |
| Amount | $3.06 | $0.04 | $0.07 | $0.04 | $(0.01) | — | — | $3.21 |
| Growth rate | 12% | | | | | | | 15% |

| Fiscal year 2011 | GAAP | Restructuring and employee severance | Acquisition-related costs | Impairments and loss on disposal of assets | Litigation (recoveries) / charges, net | Other spin-off costs | Gain on sale of CareFusion stock | Non-GAAP |
|---|---|---|---|---|---|---|---|---|
| **Operating earnings** | | | | | | | | |
| Amount | $1,514 | $15 | $90 | $9 | $6 | $10 | — | $1,644 |
| Growth rate | 16% | | | | | | | 18% |
| **Diluted EPS from continuing operations** | | | | | | | | |
| Amount | $2.74 | $0.03 | $0.19 | $0.02 | $0.02 | $0.02 | $(0.21) | $2.80 |
| Growth rate | 69% | | | | | | | 25% |

The sum of the components may not equal the total due to rounding.

## Important notice regarding forward-looking statements

This annual report contains forward-looking statements addressing expectations, prospects, estimates and other matters that are dependent upon future events or developments. These statements may be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "will," "should," "could," "would," "project," "continue," "likely" and similar expressions, and include statements reflecting future results or guidance, statements of outlook and expense accruals. These matters are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. These risks and uncertainties include competitive pressures in Cardinal Health's various lines of business; the ability to achieve the expected benefits from the AssuraMed acquisition, including the expected accretion in non-GAAP earnings; the timing of generic and branded pharmaceutical introductions and the frequency or rate of pharmaceutical price appreciation or deflation; the non-renewal, early termination or a default under one or more key customer or supplier arrangements or changes to the terms of or level of purchases under those arrangements; uncertainties due to government healthcare reform including federal healthcare reform legislation; changes in the distribution patterns or reimbursement rates for healthcare products and services; the effects of any investigation or action by any regulatory authority; and changes in the cost of commodities such as oil-based resins, cotton, latex and diesel fuel. Cardinal Health is subject to additional risks and uncertainties described in Cardinal Health's Form 10-K, Form 10-Q and Form 8-K reports and exhibits to those reports. This annual report reflects management's views as of August 20, 2013. Except to the extent required by applicable law, Cardinal Health undertakes no obligation to update or revise any forward-looking statement.



CardinalHealth

*Essential to care™*

# 2013 Financial Results

**Table of Contents** | **Page**

# Business Overview

## General

As used in this annual report, "we," "our," "us" and similar pronouns refer to Cardinal Health, Inc. and its subsidiaries, unless the context requires otherwise. We are a healthcare services company providing pharmaceutical and medical products and services that help pharmacies, hospitals, ambulatory surgery centers, clinical laboratories, physician offices and other healthcare providers focus on patient care while reducing costs, enhancing efficiency and improving quality. We also provide medical products to patients in the home.

Our fiscal year ends on June 30. References to fiscal 2013, 2012 and 2011 are to the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Except as otherwise specified, information in this annual report is provided as of June 30, 2013.

## Pharmaceutical Segment

In the United States, including Puerto Rico, the Pharmaceutical segment:

- distributes branded and generic pharmaceutical, over-the-counter healthcare and consumer products through its Pharmaceutical Distribution division to retailers (including chain and independent drug stores and pharmacy departments of supermarkets and mass merchandisers), hospitals and other healthcare providers. This division:
  - maintains prime vendor relationships that streamline the purchasing process resulting in greater efficiency and lower costs for our customers;
  - renders services to pharmaceutical manufacturers including distribution, inventory management, data reporting, new product launch support, and contract pricing and chargeback administration;
  - franchises retail pharmacies under the Medicine Shoppe® and Medicap® brands; and
  - provides pharmacy services to hospitals and other healthcare facilities;
- operates nuclear pharmacies and cyclotron facilities through its Nuclear Pharmacy Services division that manufacture, prepare and deliver radiopharmaceuticals for use in nuclear imaging and other procedures in hospitals and physician offices; and
- distributes specialty pharmaceutical products, provides services to pharmaceutical manufacturers, third-party payors and healthcare providers supporting the marketing, distribution and payment for specialty pharmaceutical products, and operates a specialty pharmacy through its Specialty Solutions division.

In China, the Pharmaceutical segment distributes branded, generic and specialty pharmaceuticals, over-the-counter and consumer products as well as provides logistics, marketing and other services and operates specialty pharmacies through Cardinal Health China.

## Medical Segment

The Medical segment distributes a broad range of medical, surgical and laboratory products to hospitals, ambulatory surgery centers, clinical laboratories, physician offices and other healthcare providers in the United States, Canada and China and to patients in the home in the United States. This segment also manufactures, sources and develops its own line of private brand medical and surgical products. Manufactured products include: single-use surgical drapes, gowns and apparel; exam and surgical gloves; and fluid suction and collection systems. The segment also assembles and offers sterile and non-sterile procedure kits. Our manufactured products are sold directly or through third-party distributors in the United States, Canada, Europe, South America and the Asia/Pacific region. In addition, the segment provides supply chain services, including spend management, distribution management and inventory management services, to healthcare providers.

# Selected Financial Data

The consolidated financial data below includes all business combinations as of the date of acquisition that occurred during these periods. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| (in millions, except per common share amounts) | 2013 (1) | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Earnings Data:** | | | | | |
| Revenue | **$ 101,093** | $ 107,552 | $ 102,644 | $ 98,503 | $ 95,992 |
| Earnings from continuing operations | **$ 335** | $ 1,070 | $ 966 | $ 587 | $ 758 |
| Earnings/(loss) from discontinued operations (2) | **(1)** | (1) | (7) | 55 | 394 |
| **Net earnings** | **$ 334** | $ 1,069 | $ 959 | $ 642 | $ 1,152 |
| **Basic earnings/(loss) per common share:** | | | | | |
| Continuing operations | **$ 0.98** | $ 3.10 | $ 2.77 | $ 1.64 | $ 2.12 |
| Discontinued operations (2) | **—** | — | (0.02) | 0.15 | 1.10 |
| **Net basic earnings per common share** | **$ 0.98** | $ 3.10 | $ 2.75 | $ 1.79 | $ 3.22 |
| **Diluted earnings/(loss) per common share:** | | | | | |
| Continuing operations | **$ 0.97** | $ 3.06 | $ 2.74 | $ 1.62 | $ 2.10 |
| Discontinued operations (2) | **—** | — | (0.02) | 0.15 | 1.08 |
| **Net diluted earnings per common share** | **$ 0.97** | $ 3.06 | $ 2.72 | $ 1.77 | $ 3.18 |
| Cash dividends declared per common share | **$ 1.0900** | $ 0.8825 | $ 0.8000 | $ 0.7200 | $ 0.5950 |
| **Balance Sheet Data:** | | | | | |
| Total assets | **$ 25,819** | $ 24,260 | $ 22,846 | $ 19,990 | $ 25,119 |
| Long-term obligations, less current portion | **3,686** | 2,418 | 2,175 | 1,896 | 3,272 |
| Shareholders' equity (3) | **5,975** | 6,244 | 5,849 | 5,276 | 8,725 |

(1) During the fourth quarter of fiscal 2013, we recognized a non-cash goodwill impairment charge of $829 million ($799 million, net of tax) related to our Nuclear Pharmacy Services division.

(2) On August 31, 2009, we separated the clinical and medical products businesses from our other businesses (the "CareFusion Spin-Off") through a pro rata distribution to shareholders of 81 percent of the then outstanding common stock of CareFusion Corporation ("CareFusion") and met the criteria for classification of these businesses as discontinued operations. During the fourth quarter of fiscal 2009, we committed to plans to sell our United Kingdom-based Martindale injectable manufacturing business within our Pharmaceutical segment, and met the criteria for classification of this business as discontinued operations.

(3) As noted above, on August 31, 2009, we completed the distribution to our shareholders of 81 percent of the then outstanding common stock of CareFusion. The distribution of CareFusion common stock to our shareholders resulted in the recognition of a $3.7 billion non-cash dividend.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis presented below refers to, and should be read in conjunction with, the consolidated financial statements and related notes included in this annual report. Unless otherwise indicated, throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we are referring to our continuing operations.

## Overview

We are a healthcare services company providing pharmaceutical and medical products and services that help pharmacies, hospitals, ambulatory surgery centers, clinical laboratories, physician offices and other healthcare providers focus on patient care while reducing costs, enhancing efficiency and improving quality. We also provide medical products to patients in the home.

We report our financial results in two segments: Pharmaceutical and Medical.

During fiscal 2013, revenue decreased 6 percent to $101.1 billion, largely due to the previously disclosed expiration of our pharmaceutical distribution contract with Express Scripts, Inc. ("Express Scripts") and the impact of brand-to-generic pharmaceutical conversions.

Gross margin increased 8 percent to $4.9 billion, reflecting strong performance in our Pharmaceutical segment generic programs. Operating earnings decreased 44 percent to $1.0 billion and earnings from continuing operations decreased 69 percent to $335 million due to an $829 million ($799 million, net of tax) non-cash goodwill impairment charge related to our Nuclear Pharmacy Services division.

Our cash and equivalents balance was $1.9 billion at June 30, 2013, compared to $2.3 billion at June 30, 2012. The decrease in cash and equivalents during fiscal 2013 was driven by acquisitions of $2.2 billion, share repurchases of $450 million and dividends of $353 million, offset by strong net cash provided by operating activities of $1.7 billion and net proceeds from long-term obligations of $981 million. We plan to execute a balanced deployment of available capital to position ourselves for sustainable competitive advantage and to enhance shareholder value.

## Large Customers

On April 25, 2013, we announced the renewal of our pharmaceutical distribution contracts with CVS Caremark Corporation ("CVS"). CVS accounted for approximately 23 percent of our fiscal 2013 revenue.

Our pharmaceutical distribution contract with Walgreen Co. ("Walgreens") will expire at the end of August 2013. Because sales to Walgreens generated approximately 20 percent of our consolidated revenue for fiscal 2013, we expect the expiration of this contract to have an adverse impact on our results of operations. We are taking steps to reduce our costs and otherwise mitigate the impact of the expiration of the Walgreens contract in fiscal 2014 and afterward. Largely as a result of the contract expiration, we do not currently expect diluted earnings per share from continuing operations to grow in fiscal 2014 compared to fiscal 2013, excluding the effects in both periods of restructuring and employee severance costs; acquisition-related costs and credits; impairments and gains and losses on disposal of assets (including the $829 million Nuclear Pharmacy Services division goodwill impairment charge in fiscal 2013); net litigation recoveries and charges; and charges and tax benefits associated with each of these items. After the expiration of this contract, we also anticipate a significant net working capital decrease based on reduced inventory and accounts receivable, partially offset by reduced accounts payable. Based on the expected working capital decrease and other factors, we anticipate that the expiration of the Walgreens contract will result in a net after-tax benefit to cash flow from operating activities in fiscal 2014 in excess of $500 million.

## Goodwill

In conjunction with the preparation of our consolidated financial statements for the fiscal year ended June 30, 2013, we recently completed our annual goodwill impairment test, which we perform annually in the fourth quarter. As part of this annual test, we concluded that the entire goodwill amount of our Nuclear Pharmacy Services division was impaired, resulting in a non-cash impairment charge of $829 million ($799 million, net of tax). This impairment charge does not impact our liquidity, cash flows from operations, or compliance with debt covenants.

The majority of the goodwill of our Nuclear Pharmacy Services division was acquired through our acquisition of Syncor International Corporation in fiscal 2003 ($681 million of goodwill). Excluding the impact of the impairment charge, we have a total of approximately $1.0 billion of invested capital in our Nuclear Pharmacy Services division (inclusive of the Syncor acquisition), accumulated over the past 12 years.

As previously disclosed in our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2012, and March 31, 2013, our Nuclear Pharmacy Services division has experienced significant softness in the low-energy diagnostics market. During the second half of fiscal 2013, we experienced sustained volume declines and price erosion for the core, low-energy products provided by this division. In addition, we experienced reduced sales for some existing high-energy diagnostic products, slower-than-expected adoption of new high-energy diagnostic products, and recent reimbursement developments that may adversely impact the future growth of these products. Using this information, we adjusted our outlook and long-term business plans for this division during our annual budgeting process, which we recently concluded. This update resulted in significant reductions in the anticipated future cash flows and estimated fair value for this reporting unit. See Note 5 of the "Notes to Consolidated Financial Statements" for additional information.

## Restructuring

On January 30, 2013, we announced a restructuring plan within our Medical segment. Under this restructuring plan, we are moving production of procedure kits from our facility in Waukegan, Illinois to other facilities and selling property and consolidating office space in Waukegan, Illinois. In addition, we reorganized our Medical segment and plan to sell our sterilization processes in El Paso, Texas. We estimate the total costs associated with this restructuring plan to be approximately $79 million on a pre-tax basis, of which $51 million was recognized during fiscal 2013. Of the estimated $28 million remaining costs to be recognized through the end of fiscal 2014, we estimate that approximately $3 million will be employee-related costs; $11 million will be facility exit and other costs; and $14 million will be an expected loss on disposal of the property in Waukegan, Illinois described above. We have evaluated this property and have determined that at June 30, 2013 it does not meet the criteria for classification as held for sale. The costs recognized during 2013 are classified as restructuring and employee severance and impairments and loss on disposal of assets in the consolidated statements of earnings. We expect to start realizing cost savings and other benefits from the plan in fiscal 2014.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Acquisitions

On March 18, 2013, we completed the acquisition of AssuraMed, Inc. ("AssuraMed") for $2.07 billion, net of cash acquired, in an all-cash transaction. We funded the acquisition through the issuance of $1.3 billion in fixed rate notes and cash on hand. The acquisition of AssuraMed, a provider of medical supplies to homecare providers and patients in the home, expands our ability to serve this patient base. We expect the amortization of acquisition-related intangible assets to be a significant expense in future periods. Excluding the impact of amortization of acquisition-related intangible assets, this acquisition had a positive impact on operating earnings in fiscal 2013 and we expect it to have a positive impact on operating earnings in future periods. See Note 2 of the "Notes to Consolidated Financial Statements" for additional information on the AssuraMed acquisition.

## Other Trends

Within our Pharmaceutical segment, we expect continued strength in our generic pharmaceutical programs as well as continued price appreciation from branded pharmaceutical products in fiscal 2014.

Within our Medical segment, variability in the cost of commodities such as oil-based resins, cotton, latex, diesel fuel and other commodities can have a significant impact on cost of products sold. Although commodity prices fluctuate, we do not expect changes in commodity prices to have a significant impact on our year-over-year results of operations in fiscal 2014. We also expect a continuation of relatively flat procedural-based utilization in fiscal 2014.

## Results of Operations

### Revenue

| | Revenue | | | Change | |
|---|---|---|---|---|---|
| (in millions) | **2013** | 2012 | 2011 | **2013** | 2012 |
| Pharmaceutical | **$ 91,097** | $ 97,925 | $ 93,744 | **(7)%** | 4% |
| Medical | **10,060** | 9,642 | 8,922 | **4 %** | 8% |
| Total segment revenue | **101,157** | 107,567 | 102,666 | **(6)%** | 5% |
| Corporate | **(64)** | (15) | (22) | **N.M.** | N.M. |
| **Total revenue** | **$ 101,093** | $ 107,552 | $ 102,644 | **(6)%** | 5% |

### Fiscal 2013 Compared to Fiscal 2012

#### Pharmaceutical Segment

Revenue for fiscal 2013 compared to the prior year was negatively impacted by the expiration on September 30, 2012 of our pharmaceutical distribution contract with Express Scripts (approximately $6.7 billion), the revenue from which was classified as bulk sales. Revenue from existing pharmaceutical distribution customers decreased by approximately $3.6 billion, primarily as a result of brand-to-generic pharmaceutical conversions. Brand-to-generic pharmaceutical conversions impact our revenue because generic pharmaceuticals generally sell at a lower price than the corresponding brand product and because some of our customers primarily source generic products directly from manufacturers rather than from us. The decrease was partially offset by increased pharmaceutical distribution revenue from new customers (approximately $3.8 billion) and revenue growth within our Specialty Solutions division ($961 million).

Revenue from bulk sales was $29.8 billion and $40.2 billion for fiscal 2013 and 2012, respectively. Bulk sales for fiscal 2013 decreased by 26 percent driven primarily by the expiration of our contract with Express Scripts and brand-to-generic conversions. Revenue from non-bulk sales was $61.3 billion and $57.7 billion for fiscal 2013 and 2012, respectively. Non-bulk sales for fiscal 2013 increased by 6 percent driven by growth from new customers. In light of the reduction in bulk sales after the expiration of our pharmaceutical distribution contract with Walgreens, we do not expect the distinction between revenue and profit from bulk sales to be meaningful in the future. As such, in the future, we do not expect to present separate information on bulk and non-bulk sales to investors.

#### Medical Segment

Revenue for fiscal 2013 compared to the prior year reflects the benefit of acquisitions ($459 million).

### Fiscal 2012 Compared to Fiscal 2011

#### Pharmaceutical Segment

Revenue was positively impacted during fiscal 2012 compared to the prior year by acquisitions ($2.3 billion) and increased sales to existing customers ($2.0 billion).

#### Medical Segment

Revenue was positively impacted during fiscal 2012 compared to the prior year by increased volume from existing customers ($335 million), including the positive impact from sales of self-manufactured and private brand products and the transition during the fourth quarter of fiscal 2011 of our relationship with CareFusion from a fee-for-service arrangement to a traditional distribution model ($131 million).

## Cost of Products Sold

Consistent with the change in revenue, cost of products sold decreased $6.8 billion (7 percent) during fiscal 2013, and increased by $4.5 billion (5 percent) during fiscal 2012. See the gross margin discussion below for additional drivers impacting cost of products sold.

## Gross Margin

| | Gross Margin | | | Change | |
|---|---|---|---|---|---|
| (in millions) | **2013** | 2012 | 2011 | **2013** | 2012 |
| Gross margin | **$ 4,921** | $ 4,541 | $ 4,162 | **8%** | 9% |

### Fiscal 2013 Compared to Fiscal 2012

Gross margin increased in fiscal 2013 compared to the prior year driven by strong performance in our generic pharmaceutical programs ($350 million) and acquisitions ($131 million). Increased margin from branded pharmaceutical distribution agreements (exclusive of the related volume impact) also had a positive impact on gross margin ($81 million). Pricing changes, including rebates (exclusive of the related volume impact), adversely impacted gross margin ($211 million), driven in part by customer and product mix. The adverse impact of these pricing changes is offset by sourcing programs and other sources of margin. As a result of significant market softness, gross margin from our Nuclear Pharmacy Services division decreased by $71 million in fiscal 2013.

The cost of oil-based resins, cotton, latex and other commodities used in our Medical segment self-manufactured products had a slightly favorable impact on gross margin. As described above, while the expiration of the Express Scripts contract resulted in lower revenue, it had a slightly unfavorable impact on gross margin.

### Fiscal 2012 Compared to Fiscal 2011

Gross margin increased in fiscal 2012 compared to the prior year primarily due to strong performance in our generic pharmaceutical programs ($344 million), including the impact of new product launches and price appreciation on a few specific products, and acquisitions ($137 million). Favorable Medical segment product sales mix and increased sales volume resulted in a $100 million favorable impact to gross margin. Pricing changes, including rebates (exclusive of the related volume impact), adversely impacted gross margin ($205 million). The adverse impact of these pricing changes was offset by sourcing programs and other sources of margin. Increased cost of oil-based resins, cotton, latex and other commodities used in our Medical segment self-manufactured products decreased gross margin by $66 million.

## Distribution, Selling, General and Administrative ("SG&A") Expenses

| | SG&A Expenses | | | Change | |
|---|---|---|---|---|---|
| (in millions) | 2013 | 2012 | 2011 | 2013 | 2012 |
| SG&A expenses | $ 2,875 | $ 2,677 | $ 2,528 | 7% | 6% |

SG&A expenses increased during 2013 over fiscal 2012 primarily due to acquisitions ($84 million) and investment spending ($17 million).

Increased SG&A expenses in fiscal 2012 over fiscal 2011 were primarily due to acquisitions ($65 million) and business system investments, including the Medical segment business transformation project.

## Segment Profit and Consolidated Operating Earnings

| | Segment Profit and Operating Earnings | | | Change | |
|---|---|---|---|---|---|
| (in millions) | 2013 | 2012 | 2011 | 2013 | 2012 |
| Pharmaceutical | $ 1,734 | $ 1,558 | $ 1,329 | 11 % | 17 % |
| Medical | 372 | 332 | 373 | 12 % | (11)% |
| Total segment profit | 2,106 | 1,890 | 1,702 | 11 % | 11 % |
| Corporate | (1,110) | (98) | (188) | N.M. | N.M. |
| **Total operating earnings** | $ 996 | $ 1,792 | $ 1,514 | (44)% | 18 % |

### Segment Profit

We evaluate segment performance based upon segment profit, among other measures. Segment profit is segment revenue, less segment cost of products sold, less segment SG&A expenses. We do not allocate restructuring and employee severance, acquisition-related costs, impairments and loss on disposal of assets, litigation (recoveries)/charges, net, certain investment and other spending to our segments. These costs are retained at Corporate. Investment spending generally includes the first year spend for certain projects that require incremental investments in the form of additional operating expenses. We encourage our segments to identify investment projects that will promote innovation and provide future returns. As approval decisions for such projects are dependent upon executive management, the expenses for such projects are often retained at Corporate. See Note 14 of the "Notes to Consolidated Financial Statements" for additional information on segment profit.

#### Pharmaceutical Segment Profit

The principal drivers for the increase in fiscal 2013 over fiscal 2012 were strong performance in our generic pharmaceutical programs and increased margin from branded pharmaceutical distribution agreements. These benefits were partially offset by the unfavorable impact of pharmaceutical distribution pricing changes and significant market softness in our Nuclear Pharmacy Services division.

The principal drivers for the increase in fiscal 2012 over fiscal 2011 were strong performance in our generic pharmaceutical programs, including the impact of new product launches, and the positive impact of acquisitions, offset by the unfavorable impact of pharmaceutical distribution pricing changes.

Segment profit from bulk sales decreased $36 million in fiscal 2013 compared to fiscal 2012 and was 7 percent and 10 percent of Pharmaceutical segment profit in fiscal 2013 and 2012, respectively. Segment profit from non-bulk sales increased $212 million in fiscal 2013 over fiscal 2012 and was 93 percent and 90 percent of Pharmaceutical segment profit in fiscal 2013 and 2012, respectively. The generic pharmaceutical programs discussed above primarily impacted segment profit from non-bulk sales.

#### Medical Segment Profit

The principal drivers for the increase in fiscal 2013 over fiscal 2012 were the positive impact of acquisitions and decreased cost of commodities used in our self-manufactured products, partially offset by the unfavorable impact of pricing changes, driven in part by customer and product mix. Segment profit was also moderated by softness in procedural-based utilization. The 2.3 percent excise tax on certain manufactured or imported medical devices that became effective January 1, 2013 had a slightly unfavorable impact on segment profit.

The principal drivers for the decrease in fiscal 2012 over fiscal 2011 were the increased cost of commodities used in our self-manufactured products and an increase in SG&A expenses, including the impact of business system investments. These items were partially offset by the favorable impact of product sales mix and increased net sales volume.

#### Corporate

As discussed further below, the principal driver for the decrease in Corporate in fiscal 2013 was an $829 million non-cash goodwill impairment charge related to our Nuclear Pharmacy Services division, in addition to other costs not allocated to our segments.

### Consolidated Operating Earnings

In addition to revenue, gross margin and SG&A expenses discussed above, operating earnings were impacted by the following:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Restructuring and employee severance | $ 71 | $ 21 | $ 15 |
| Acquisition-related costs | 158 | 33 | 90 |
| Impairments and loss on disposal of assets | 859 | 21 | 9 |
| Litigation (recoveries)/charges, net | (38) | (3) | 6 |

#### Restructuring and Employee Severance

In addition to other restructuring activities during fiscal 2013, we recognized $30 million of employee-related costs and $10 million of facility exit and other costs related to the restructuring within our Medical segment. We also recognized $11 million of employee-related costs as part of a restructuring plan within our Nuclear Pharmacy Services division during the fourth quarter of fiscal 2013.

#### Acquisition-Related Costs

Acquisition-related costs for fiscal 2013 included transaction costs associated with the purchase of AssuraMed ($20 million). Additionally, amortization of acquisition-related intangible assets was $118 million, $78 million and $67 million for fiscal 2013, 2012 and 2011, respectively. The

# Management's Discussion and Analysis of Financial Condition and Results of Operations

increase in amortization during fiscal 2013 was primarily due to intangible assets from the acquisition of AssuraMed.

Acquisition-related costs for fiscal 2012 included income recognized upon adjustment of the contingent consideration obligation incurred in connection with the Healthcare Solutions Holding, LLC ("P4 Healthcare") acquisition ($71 million). In early fiscal 2013, we terminated and settled the remaining contingent consideration obligation for $4 million.

### Impairments and Loss on Disposal of Assets

During the fourth quarter of fiscal 2013, we recognized an $829 million ($799 million, net of tax) non-cash goodwill impairment charge related to our Nuclear Pharmacy Services division, as discussed further in the Overview section and in Note 5 of the "Notes to Consolidated Financial Statements."

In connection with our Medical segment restructuring plan discussed in Note 3, during fiscal 2013, we recognized an $11 million loss to write down our gamma sterilization assets in El Paso, Texas to the estimated fair value, less costs to sell. Also during fiscal 2013, we recorded an $8 million write-off of commercial software under development within our Pharmaceutical segment in connection with our decision to discontinue this project.

During fiscal 2012, we recorded a charge of $16 million to write off an indefinite-life intangible asset related to the P4 Healthcare trade name.

### Litigation (Recoveries)/Charges, Net

During fiscal 2013, we recognized $38 million of income resulting from settlements of class action antitrust claims in which we were a class member.

## Earnings Before Income Taxes and Discontinued Operations

In addition to the items discussed above, earnings before income taxes and discontinued operations were impacted by the following:

| | Earnings Before Income Taxes and Discontinued Operations | | | Change | |
|---|---|---|---|---|---|
| (in millions) | 2013 | 2012 | 2011 | 2013 | 2012 |
| Other income, net | $ (15) | $ (1) | $ (22) | N.M. | N.M. |
| Interest expense, net | 123 | 95 | 93 | 29% | 2% |
| Gain on sale of investment in CareFusion | — | — | (75) | N.M. | N.M. |

### Interest Expense, Net

The increase in interest expense, net for fiscal 2013 over fiscal 2012 was primarily due to $1.3 billion of notes issued in connection with the AssuraMed acquisition.

### Gain on Sale of Investment in CareFusion

We recognized $75 million of income during fiscal 2011 related to the sale of our investment in CareFusion common stock.

## Provision for Income Taxes

Generally, fluctuations in the effective tax rate are due to changes within international and United States state effective tax rates resulting from our business mix and discrete items. A reconciliation of the provision based on the federal statutory income tax rate to our effective income tax rate from continuing operations is as follows (see Note 7 of the "Notes to Consolidated Financial Statements" for a detailed disclosure of the effective tax rate reconciliation):

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Provision at Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State and local income taxes, net of federal benefit | 2.5 | 2.3 | 2.6 |
| Foreign tax rate differential | (4.0) | (2.2) | (3.1) |
| Nondeductible/nontaxable items | (0.5) | — | 0.6 |
| Nondeductible goodwill impairment | 33.2 | — | — |
| Change in measurement of an uncertain tax position and impact of IRS settlements | (5.7) | 0.9 | 2.4 |
| Other | 1.8 | 1.0 | (1.1) |
| Effective income tax rate | 62.3% | 37.0% | 36.4% |

### Fiscal 2013 Compared to Fiscal 2012

The fiscal 2013 effective tax rate was unfavorably impacted by 33.2 percentage points ($295 million) due to the nondeductibility of substantially all of the goodwill impairment which was partially offset by the favorable impact of the revaluation of our deferred tax liability and related interest on unrepatriated foreign earnings as a result of an agreement with tax authorities ($64 million or 7.2 percentage points).

### Fiscal 2012 Compared to Fiscal 2011

The fiscal 2012 effective tax rate was favorably impacted by a settlement of the fiscal 2001 and 2002 Internal Revenue Service ("IRS") audits ($40 million or 2.4 percentage points). The year-over-year comparison of the effective tax rate was unfavorably impacted by the release in fiscal 2011 of a previously established deferred tax valuation allowance.

### Ongoing Audits

The IRS is currently conducting audits of fiscal years 2003 through 2010. We have received proposed adjustments from the IRS for fiscal years 2003 through 2007 related to our transfer pricing arrangements between foreign and domestic subsidiaries. The IRS has proposed additional taxes of $399 million, excluding penalties and interest. If this tax ultimately must be paid, CareFusion is liable under the tax matters agreement entered into in connection with the CareFusion Spin-Off for $142 million of the total amount. We disagree with these proposed adjustments, which we are contesting, and have accounted for the unrecognized tax benefits related to them. The IRS had also proposed additional taxes of $450 million, excluding penalties and interest, related to the transfer of intellectual property among subsidiaries of an acquired entity prior to its acquisition by us, for which CareFusion would be liable under the tax matters agreement. During the fourth quarter of fiscal 2013, CareFusion settled this matter with the IRS. We have adjusted the indemnification receivable that we had recorded for this matter. The settlement has no net impact on our provision for income taxes.

## Liquidity and Capital Resources

We currently believe that, based upon available capital resources (cash on hand and access to committed credit facilities) and projected operating cash flow, we have adequate capital resources to fund working capital needs; currently anticipated capital expenditures, business growth and

# Management's Discussion and Analysis of Financial Condition and Results of Operations

expansion; contractual obligations; payments for tax settlements; and current and projected debt service requirements, dividends and share repurchases. During fiscal 2013, we completed the acquisition of AssuraMed, which we funded through the issuance of $1.3 billion in fixed rate notes and cash on hand, in addition to several other small acquisitions, which we funded with cash on hand. If we decide to engage in one or more additional acquisitions, depending on the size and timing of such transactions, we may need to access capital in addition to cash on hand.

## Cash and Equivalents

Our cash and equivalents balance was $1.9 billion at June 30, 2013, compared to $2.3 billion at June 30, 2012. At June 30, 2013, our cash and equivalents were held in cash depository accounts with major banks or invested in high quality, short-term liquid investments. The decrease in cash and equivalents during fiscal 2013 was driven by acquisitions of $2.2 billion, share repurchases of $450 million and dividends of $353 million, offset by strong net cash provided by operating activities of $1.7 billion and net proceeds from long-term obligations of $981 million. Net cash provided by operating activities of $1.7 billion was driven primarily by increased gross margin, product mix and working capital changes. As expected, this increase was partially offset by the adverse impact of cash tax payments and the expiration of our pharmaceutical distribution contract with Express Scripts.

During fiscal 2012, we deployed $450 million of cash on share repurchases, $300 million on dividends, $263 million on capital expenditures and $174 million on acquisitions. During fiscal 2012, we received net proceeds from long-term obligations of $290 million.

During fiscal 2011, we deployed $2.3 billion of cash on acquisitions, $291 million on capital expenditures, $274 million on dividends and $270 million on share repurchases. During fiscal 2011, we received $706 million in proceeds from the sale of our remaining investment in CareFusion common stock.

We use days sales outstanding ("DSO"), days inventory on hand ("DIOH") and days payable outstanding ("DPO") to evaluate our working capital performance. DSO is calculated as trade receivables, net divided by (quarterly revenue divided by 90 days). DIOH is calculated as inventories, net divided by ((quarterly cost of products sold plus chargeback billings) divided by 90 days). DPO is calculated as accounts payable divided by ((quarterly cost of products sold plus chargeback billings) divided by 90 days). Chargeback billings are the difference between a product's wholesale acquisition cost and the contract price. Chargeback billings were $4.3 billion, $4.0 billion and $3.6 billion for fiscal 2013, 2012 and 2011, respectively. Beginning in the first quarter of fiscal 2013, we changed our method of calculating DSO in order to align it with the 90-day convention that we use in the calculation of DIOH and DPO. Prior to this change, we calculated DSO by dividing trade receivables, net by (monthly revenue divided by 30 days). In connection with this change, we have revised prior-year information to conform to the new method of calculating DSO.

| | **2013** | 2012 | 2011 |
|---|---|---|---|
| Days sales outstanding | **22.3** | 21.4 | 20.7 |
| Days inventory on hand | **26.5** | 23.9 | 22.5 |
| Days payable outstanding | **38.9** | 35.6 | 34.8 |

Changes in working capital can vary significantly depending on factors such as the timing of inventory purchases, customer payments of accounts receivable and payments to vendors in the regular course of business.

DSO and DIOH increased in fiscal 2013 over fiscal 2012 primarily as a result of the expiration of our pharmaceutical distribution contract with Express Scripts. DPO increased primarily due to the expiration of our pharmaceutical distribution contract with Express Scripts and brand-to-generic conversions.

DSO increased in fiscal 2012 over fiscal 2011 due to the implementation of our Medical segment's business transformation project, which led to an increase in trade receivables at June 30, 2012. DIOH increased in fiscal 2012 as a result of inventory increases related to on-boarding a new pharmaceutical customer and our Medical segment's business transformation project implementation.

The cash and equivalents balance at June 30, 2013 included $428 million of cash held by subsidiaries outside of the United States. Although the vast majority of this cash is available for repatriation, permanently bringing the money into the United States could trigger U.S. federal, state and local income tax obligations. As a U.S. parent company, we may temporarily access cash held by our foreign subsidiaries without becoming subject to U.S. federal income tax through intercompany loans.

After the expiration of the Walgreens contract in fiscal 2014, we anticipate a significant net working capital decrease based on reduced inventory and accounts receivable, partially offset by reduced accounts payable. Based on the expected working capital decrease and other factors, we anticipate that the expiration of the Walgreens contract will result in a net after-tax benefit to cash flow from operating activities in fiscal 2014 in excess of $500 million.

## Credit Facilities and Commercial Paper

Our sources of liquidity include a $1.5 billion revolving credit facility and a $950 million committed receivables sales facility program. At times, availability under our committed receivables sales facility program may be less than $950 million based on receivables concentration limits and our outstanding eligible receivables balance. We also have a commercial paper program of up to $1.5 billion, backed by the revolving credit facility.

We had no outstanding borrowings from the commercial paper program and no outstanding balance under the committed receivables sales facility program at June 30, 2013 and 2012. We also had no outstanding balance under the revolving credit facility at June 30, 2013 and 2012, except for $43 million and $44 million, respectively, of standby letters of credit for each year. Our revolving credit facility and committed receivables sales facility program require us to maintain a consolidated interest coverage ratio, as of any fiscal quarter end, of at least 4-to-1 and a consolidated leverage ratio of no more than 3.25-to-1. As of June 30, 2013, we were in compliance with these financial covenants.

On November 6, 2012, we renewed our $950 million committed receivables sales facility program until November 6, 2014. Following the expiration of our pharmaceutical distribution contract with Walgreens, we expect that availability under our committed receivables sales facility program will be less than $950 million based on our then outstanding eligible receivables balance. On June 4, 2013, we extended the term of our $1.5 billion revolving credit facility to June 4, 2018.

## Long-term Obligations

As of June 30, 2013, we had total long-term obligations of $3.9 billion compared to $2.9 billion at June 30, 2012. On February 19, 2013, we sold

# Management's Discussion and Analysis of Financial Condition and Results of Operations

in a registered offering $400 million aggregate principal amount of 1.7% Notes that mature on March 15, 2018, $550 million aggregate principal amount of 3.2% Notes that mature on March 15, 2023 and $350 million aggregate principal amount of 4.6% Notes that mature on March 15, 2043.

We used cash on hand to repay $300 million of our 5.5% Notes that were due on June 15, 2013.

### Funding of AssuraMed Acquisition

We funded the acquisition of AssuraMed through the issuance of $1.3 billion in the notes described above and cash on hand. We obtained a commitment letter in February 2013 from certain financial institutions for a $1.3 billion unsecured bridge term loan facility that could have been used to complete the acquisition. We incurred fees of $5 million related to the facility, which are included in interest expense, net. No amounts were drawn under the facility and we terminated the commitment letter in connection with the notes offering.

### Capital Expenditures

Capital expenditures during fiscal 2013, 2012 and 2011 were $195 million, $263 million and $291 million, respectively, which were primarily related to information technology projects.

We expect capital expenditures in fiscal 2014 to be between $245 million and $265 million.

### Dividends

During fiscal 2013, we paid quarterly dividends totaling $1.025 per share, an increase of 19 percent from fiscal 2012. On May 1, 2013, our Board of Directors approved a 10 percent increase in our quarterly dividend to $0.3025 per share, or $1.21 per share on an annualized basis, payable on July 15, 2013 to shareholders of record on July 1, 2013.

On August 7, 2013, our Board of Directors approved our 116th consecutive regular quarterly dividend, payable to shareholders of record on October 1, 2013.

### Share Repurchases

During fiscal 2013, we repurchased $450 million of our common shares. We funded the repurchases with cash on hand. At June 30, 2013, we had $400 million remaining under our current repurchase authorization which expires August 31, 2015.

### Interest Rate and Currency Risk Management

We use interest rate swaps, foreign currency forward contracts and commodity swaps to manage our exposure to cash flow variability. We also use interest rate swaps to protect the value of our debt and foreign currency forward contracts to protect the value of our existing foreign currency assets and liabilities. See "Quantitative and Qualitative Disclosures About Market Risk" below as well as Notes 1 and 11 of the "Notes to Consolidated Financial Statements" for information regarding the use of financial instruments and derivatives as well as foreign currency, interest rate and commodity exposures.

## Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements at June 30, 2013.

## Contractual Obligations

At June 30, 2013, our contractual obligations, including estimated payments due by period, are as follows:

| (in millions) | 2014 | 2015 to 2016 | 2017 to 2018 | There-after | Total |
|---|---|---|---|---|---|
| Long-term debt and short-term borrowings (1) | $ 167 | $ 525 | $ 1,344 | $ 1,796 | **$ 3,832** |
| Interest on long-term debt | 153 | 273 | 182 | 627 | **1,235** |
| Capital lease obligations (2) | 1 | 21 | — | — | **22** |
| Other liabilities (3) | 3 | 2 | — | — | **5** |
| Operating leases (4) | 89 | 131 | 80 | 65 | **365** |
| Purchase obligations (5) | 137 | 54 | 24 | 25 | **240** |
| **Total contractual obligations** | **$ 550** | **$ 1,006** | **$ 1,630** | **$ 2,513** | **$ 5,699** |

(1) Represents maturities of our long-term debt obligations and other short-term borrowings excluding capital lease obligations described below. See Note 6 of the "Notes to Consolidated Financial Statements" for further information.

(2) Represents maturities of our capital lease obligations included within long-term debt in our consolidated balance sheets.

(3) Represents cash outflows by period for certain of our liabilities in which cash outflows could be reasonably estimated. Certain long-term liabilities, such as unrecognized tax benefits and deferred taxes, including those related to the audits of fiscal 2003 through 2010, have been excluded from the table above because of the inherent uncertainty of the underlying tax positions or because of the inability to reasonably estimate the timing of any cash outflows. See Note 7 of the "Notes to Consolidated Financial Statements" for further discussion of income taxes.

(4) Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms as described in Note 8 of the "Notes to Consolidated Financial Statements."

(5) A purchase obligation is defined as an agreement to purchase goods or services that is legally enforceable and specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally canceled with no termination fee or with proper notice are excluded from our total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period.

## Recent Financial Accounting Standards

See Note 1 of the "Notes to Consolidated Financial Statements" for a discussion of recent financial accounting standards.

## Critical Accounting Policies and Sensitive Accounting Estimates

Critical accounting policies are those accounting policies that (i) can have a significant impact on our financial condition and results of operations and (ii) require use of complex and subjective estimates based upon past experience and management's judgment. Other people applying reasonable judgment to the same facts and circumstances could develop different estimates. Because estimates are inherently uncertain, actual results may differ. In this section, we describe the significant policies applied in preparing our consolidated financial statements that management believes are the most dependent on estimates and assumptions. For additional accounting policies, see Note 1 of the "Notes to Consolidated Financial Statements."

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Allowance for Doubtful Accounts

Trade receivables are primarily comprised of amounts owed to us through our distribution businesses and are presented net of an allowance for doubtful accounts of $134 million and $126 million at June 30, 2013 and 2012, respectively. We also provide financing to various customers. Such financing arrangements range from 120 days to 7 years, at interest rates that are generally subject to fluctuation. Interest income on these arrangements is recognized as it is earned. The financings may be collateralized, guaranteed by third parties or unsecured. Finance notes and accrued interest receivables are reported net of an allowance for doubtful accounts of $17 million and $16 million at June 30, 2013 and 2012, respectively, and are included in other assets (current portion is included in prepaid expenses and other). We must use judgment when deciding whether to extend credit and when estimating the required allowance for doubtful accounts.

The allowance for doubtful accounts includes portfolio and specific reserves. We determine the appropriate allowance by reviewing accounts receivable aging, industry trends, customer financial strength and credit standing, historical write-off trends and payment history. We also regularly evaluate how changes in economic conditions may affect credit risks.

Our methodology for estimating the allowance for doubtful accounts is assessed annually based on historical losses and economic, business and market trends. In addition, the allowance is reviewed quarterly and updated if appropriate. We may adjust the allowance for doubtful accounts if changes in customers' financial condition or general economic conditions make defaults more frequent or severe.

The following table gives information regarding the allowance for doubtful accounts over the past three fiscal years:

| (in millions, except percentages) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Allowance for doubtful accounts | **$ 152** | $ 143 | $ 150 |
| Reduction to allowance for customer deductions and write-offs | **34** | 30 | 22 |
| Charged to costs and expenses | **41** | 22 | 27 |
| Allowance as a percentage of customer receivables | **2.3%** | 2.2% | 2.4% |
| Allowance as a percentage of revenue | **0.15%** | 0.13% | 0.15% |

A hypothetical 0.1 percent increase or decrease in the reserve as a percentage of trade receivables and finance notes receivables at June 30, 2013, would result in an increase or decrease in bad debt expense of $6 million.

We believe the reserve maintained and expenses recorded in fiscal 2013 are appropriate. At this time, we are not aware of any analytical findings or customer issues that might lead to a significant future increase in the allowance for doubtful accounts as a percentage of revenue.

## Inventories

A substantial portion of our inventories (65 percent and 69 percent at June 30, 2013 and 2012, respectively) are valued at the lower of cost, using the last in, first out ("LIFO") method, or market. These are primarily merchandise inventories at the core pharmaceutical distribution facilities within our Pharmaceutical segment. The LIFO impact on the consolidated statements of earnings in a given year depends on pharmaceutical price appreciation and the level of inventory. Prices for branded pharmaceuticals tend to rise, which results in an increase in cost of products sold, whereas prices for generic pharmaceuticals tend to decline, which results in a decrease in cost of products sold.

The LIFO method presumes that the most recent inventory purchases are the first items sold, so LIFO helps us better match current costs and revenue. Using LIFO, if branded pharmaceutical inventory levels decline, the result generally will be a decrease in future cost of products sold: prices for branded pharmaceuticals tend to rise over time, so our older inventory is held at a lower cost. Conversely, if generic pharmaceutical inventory levels decline, future cost of products sold generally will increase: prices for generic pharmaceuticals tend to decline over time, so our older inventory is held at a higher cost. We believe that the average cost method of inventory valuation reasonably approximates the current cost of replacing inventory within the core pharmaceutical distribution facilities. Accordingly, the LIFO reserve is the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at replacement cost determined using the average cost method of inventory valuation.

The remaining inventory is stated at the lower of cost, using the first in, first out method, or market. If we had used the average cost method of inventory valuation for all inventory within the Pharmaceutical distribution facilities, the value of our inventories would not have changed in fiscal 2013 or 2012. Primarily because prices for our generic pharmaceutical inventories have continued to decline, inventories valued at LIFO were $97 million and $72 million higher than the average cost value as of June 30, 2013 and 2012, respectively. We do not record inventories in excess of replacement cost. As such, we did not record any changes in our LIFO reserve in fiscal 2013 and 2012.

Inventories presented in the consolidated balance sheets are net of reserves for excess and obsolete inventory which were $40 million and $37 million at June 30, 2013 and 2012, respectively. We reserve for inventory obsolescence using estimates based on historical experience, sales trends, specific categories of inventory and age of on-hand inventory. If actual conditions are less favorable than our assumptions, additional inventory reserves may be required.

## Business Combinations

The assets acquired and liabilities assumed in a business combination, including identifiable intangible assets, are based on their estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. We base the fair values of identifiable intangible assets on detailed valuations that require management to make significant judgments, estimates and assumptions. Critical estimates and assumptions include: expected future cash flows for customer relationships, trade names and other identifiable intangible assets; discount rates that reflect the risk factors associated with future cash flows; and estimates of useful lives. When an acquisition involves contingent consideration, we recognize a liability equal to the fair value of the contingent consideration obligation at the acquisition date. The estimate of fair value of a contingent consideration obligation requires subjective assumptions to be made regarding future business results, discount rates and probabilities assigned to various potential business result scenarios. Subsequent revisions to these assumptions could materially change the estimate of the fair value of contingent consideration obligations and therefore could materially affect our financial position or results of operations. See Note 2 of the "Notes to Consolidated Financial Statements" for additional information regarding our acquisitions.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Goodwill and Other Intangible Assets

Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives, primarily customer relationships, trademarks and patents, and non-compete agreements, are amortized over their useful lives.

Goodwill impairment testing involves a comparison of the estimated fair value of reporting units to the respective carrying amount. This step may be performed utilizing either a qualitative or quantitative assessment. If the estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, then a second step is performed to determine the amount of impairment, if any. An impairment charge is the amount by which the carrying amount of goodwill exceeds the estimated implied fair value of goodwill. We estimate the implied fair value of goodwill as the excess of the estimated fair value of the reporting unit over the estimated fair value of its net tangible and identifiable intangible assets. This is the same manner we use to recognize goodwill from a business combination. Goodwill impairment testing involves judgment, including the identification of reporting units, the estimation of the fair value of each reporting unit and, if necessary, the estimation of the implied fair value of goodwill. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component).

We have two operating segments, which are the same as our reportable segments: Pharmaceutical and Medical. These operating segments are comprised of divisions (components), for which discrete financial information is available. Components are aggregated into reporting units for purposes of goodwill impairment testing to the extent that they share similar economic characteristics. Our reporting units are: Pharmaceutical operating segment (excluding our Nuclear Pharmacy Services division and Cardinal Health China - Pharmaceutical division); Nuclear Pharmacy Services division; Cardinal Health China - Pharmaceutical division; Medical operating segment (excluding our AssuraMed division); and AssuraMed division.

Fair value can be determined using market, income or cost-based approaches. Our determination of estimated fair value of the reporting units is based on a combination of the income-based and market-based approaches. Under the income-based approach, we use a discounted cash flow model in which cash flows anticipated over several future periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate risk-adjusted rate of return. We use our internal forecasts to estimate future cash flows and include an estimate of long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ materially from those used in our forecasts. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective reporting units and in our internally-developed forecasts. Discount rates used in our reporting unit valuations ranged from 9 to 12 percent. Under the market-based approach, we determine fair value by comparing our reporting units to similar businesses or guideline companies whose securities are actively traded in public markets. To further confirm fair value, we compare the aggregate fair value of our reporting units to our total market capitalization. Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. The use of alternate estimates and assumptions or changes in the industry or peer groups could materially affect the determination of fair value for each reporting unit and potentially result in goodwill impairment.

We performed annual impairment testing in fiscal 2013, 2012 and 2011 and, with the exception of our Nuclear Pharmacy Services division, concluded that there were no impairments of goodwill as the estimated fair value of each reporting unit exceeded its carrying value. For our fiscal 2013 and 2012 testing, we elected to bypass the optional qualitative assessment. If we were to alter our impairment testing by increasing the discount rate in the discounted cash flow analysis by 1 percent, there still would not be any impairment indicated for any of these reporting units for fiscal 2013, 2012 or 2011. As discussed further in Note 5 of the "Notes to Consolidated Financial Statements", during the fourth quarter of fiscal 2013 we recognized an $829 million ($799 million, net of tax) non-cash goodwill impairment charge related to our Nuclear Pharmacy Services division, which is included in impairments and loss on disposal of assets in our consolidated statements of earnings.

We review intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of the undiscounted cash flows expected to be generated by the asset.

## Vendor Reserves

In the ordinary course of business, our vendors may dispute deductions taken against payments otherwise due to them or assert other billing disputes. These disputed transactions are researched and resolved based upon our policy and findings of the research performed. At any given time, there are outstanding items in various stages of research and resolution. In determining appropriate reserves for areas of exposure with our vendors, we assess historical experience and current outstanding claims. We have established various levels of reserves based on the type of claim and status of review. Though the transaction types are relatively consistent, we periodically refine our methodology by updating the reserve estimate percentages to reflect actual historical experience. Changes to the estimate percentages affect the cost of products sold in the period in which the change was made.

Vendor reserves were $66 million and $75 million at June 30, 2013 and 2012, respectively. Approximately 60 percent of the vendor reserve at the end of fiscal 2013 pertained to the Pharmaceutical segment compared to 79 percent at the end of fiscal 2012. The reserve balance will fluctuate due to variations of outstanding claims from period-to-period, timing of settlements, and specific vendor issues, such as bankruptcies.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The ultimate outcome of specific claims may be different than our original estimate and may require adjustment. We believe, however, that reserves recorded for such disputes are adequate based upon current facts and circumstances.

## Provision for Income Taxes

Our income tax expense, deferred income tax assets and liabilities, and unrecognized tax benefits reflect management's assessment of estimated future taxes to be paid on items in the consolidated financial statements.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes. The following table presents information about our tax position at June 30:

| (in millions) | 2013 | 2012 |
|---|---|---|
| Net deferred income tax assets | **$ 510** | $ 480 |
| Net deferred income tax liabilities | **1,638** | 1,462 |
| Net loss and credit carryforwards included in net deferred income tax assets | **158** | 120 |
| Net valuation allowance against deferred income tax assets (1) | **88** | 86 |

(1) This valuation allowance primarily relates to federal, state and international loss carryforwards for which the ultimate realization of future benefits is uncertain.

Expiring loss and credit carryforwards and the required valuation allowances are adjusted annually. After applying the valuation allowances, we do not anticipate any limitations on our use of any of the other net deferred income tax assets described above.

We believe that our estimates for the valuation allowances against deferred tax assets and unrecognized tax benefits are appropriate based on current facts and circumstances. However, others applying reasonable judgment to the same facts and circumstances could develop different estimates. The amount we ultimately pay when matters are resolved may differ from the amounts accrued.

Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. See Note 7 of the "Notes to Consolidated Financial Statements" for additional information regarding unrecognized tax benefits.

If any of our assumptions or estimates were to change, an increase or decrease in our effective income tax rate by 1 percent would have caused income tax expense to increase or decrease $9 million for fiscal 2013.

## Share-Based Compensation

Share-based compensation to employees is recognized in the consolidated statements of earnings based on the grant date fair value of the awards. The fair value of stock options is determined using a lattice valuation model. We believe the lattice model provides reasonable estimates because it has the ability to take into account employee exercise patterns based on changes in our stock price and other variables and it provides for a range of input assumptions.

We analyze historical data to estimate option exercise behaviors and employee terminations to be used within the lattice model. The expected life of the options granted is calculated from the option valuation model and represents the length of time in years that the options granted are expected to be outstanding. Expected volatilities are based on implied volatility from traded options on our common shares and historical volatility over a period of time commensurate with the contractual term of the option grant (up to ten years). As required, the forfeiture estimates are adjusted to reflect actual forfeitures when an award vests. The actual forfeitures in future reporting periods could be higher or lower than our current estimates. See Note 15 of the "Notes to Consolidated Financial Statements" for additional information regarding share-based compensation.

# Quantitative and Qualitative Disclosures About Market Risk

Our businesses are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks primarily relate to foreign exchange, interest rate and commodity price-related changes. We maintain a hedging program to manage volatility related to these market exposures which employs operational, economic and derivative financial instruments in order to mitigate risk. See Notes 1 and 11 of the "Notes to Consolidated Financial Statements" for further discussion regarding our use of derivative instruments.

## Foreign Exchange Rate Sensitivity

By nature of our global operations, our businesses are exposed to cash flow and earnings fluctuations resulting from foreign exchange rate variation. These exposures are transactional and translational in nature. Principal drivers of this foreign exchange exposure include the Canadian dollar, Chinese renminbi, European euro, Mexican peso, Thai baht, Malaysian ringgit and Japanese yen.

## Transactional Exposure

Our businesses' transactional exposure arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of our subsidiaries. As part of our risk management program, at the end of each fiscal year we perform a sensitivity analysis on our forecasted transactional exposure for the upcoming fiscal year. These analyses include the estimated impact of our hedging program, which mitigates our businesses' transactional exposure. At both June 30, 2013 and 2012, we had hedged approximately 45 percent of our businesses' transactional exposures. The following table summarizes the analysis as it relates to our businesses' transactional exposure and the impact of a hypothetical 10 percent increase or decrease at June 30:

| (in millions) | | 2013 | | 2012 |
|---|---|---|---|---|
| Net estimated transactional exposure | $ | 368 | $ | 357 |
| Sensitivity gain/loss | $ | 37 | $ | 36 |
| Estimated offsetting impact of hedges | | (17) | | (16) |
| **Estimated net gain/loss** | $ | 20 | $ | 20 |

## Translational Exposure

We have exposure related to the translation of financial statements of our foreign operations into U.S. dollars, our functional currency. We perform a similar analysis to that described above related to this translational exposure. We do not typically hedge any of our translational exposure and no hedging impact was included in our analysis at June 30, 2013 and 2012. The following table summarizes our businesses' translational exposure and the impact of a hypothetical 10 percent strengthening or weakening in the U.S. dollar at June 30:

| (in millions) | | 2013 | | 2012 |
|---|---|---|---|---|
| Net estimated translational exposure | $ | 53 | $ | 53 |
| Sensitivity gain/loss | | 5 | | 5 |

## Interest Rate Sensitivity

We are exposed to changes in interest rates primarily as a result of our borrowing and investing activities to maintain liquidity and fund business operations. The nature and amount of our long-term and short-term debt can be expected to fluctuate as a result of business requirements, market conditions and other factors. Our policy is to manage exposures to interest rates using a mix of fixed and floating rate debt as deemed appropriate by management. We utilize interest rate swap instruments to mitigate our exposure to interest rate movements.

As part of our risk management program, we perform an annual sensitivity analysis on our forecasted exposure to interest rates for the following fiscal year. This analysis assumes a hypothetical 10 percent change in interest rates. At both June 30, 2013 and 2012, the potential increase or decrease in annual interest expense under this analysis as a result of this hypothetical change was $2 million.

## Commodity Price Sensitivity

We are exposed to market price changes for commodities, including oil-based resins, cotton, latex, and diesel fuel. We typically purchase raw materials at market prices and some finished goods at prices based in part on a commodity price index. As part of our risk management program, we perform sensitivity analysis on our forecasted commodity exposure for the following fiscal year. Our forecasted commodity exposure at June 30, 2013 decreased from the prior year primarily as a result of commodity prices and changes in purchasing volumes.

At June 30, 2013 and 2012, we had hedged a portion of these commodity exposures (see Note 11 of the "Notes to Consolidated Financial Statements" for further discussion). The table below summarizes our analysis of these forecasted commodity exposures and a hypothetical 10 percent fluctuation in commodity prices at June 30:

| (in millions) | | 2013 | | 2012 |
|---|---|---|---|---|
| Estimated commodity exposure | $ | 369 | $ | 403 |
| Sensitivity gain/loss | $ | 37 | $ | 40 |
| Estimated offsetting impact of hedges | | (1) | | (1) |
| **Estimated net gain/loss** | $ | 36 | $ | 39 |

We also are exposed to fluctuations in commodities' prices through the purchase of finished goods and various other energy-related commodities, including natural gas and electricity, through our normal course of business where our contracts are not directly tied to a commodity index. We believe our total gross range of exposure to commodities, including the items listed in the table above, is $500 million to $600 million at June 30, 2013.

# Report of Independent Registered Public Accounting Firm

## The Board of Directors and Shareholders of Cardinal Health, Inc.

We have audited the accompanying consolidated balance sheets of Cardinal Health, Inc. and subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cardinal Health, Inc. and subsidiaries at June 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cardinal Health, Inc. and subsidiaries' internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 20, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Columbus, Ohio
August 20, 2013

# Consolidated Statements of Earnings

| (in millions, except per common share amounts) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Revenue | $ 101,093 | $ 107,552 | $ 102,644 |
| Cost of products sold | 96,172 | 103,011 | 98,482 |
| Gross margin | 4,921 | 4,541 | 4,162 |
| **Operating expenses:** | | | |
| Distribution, selling, general and administrative expenses | 2,875 | 2,677 | 2,528 |
| Restructuring and employee severance | 71 | 21 | 15 |
| Acquisition-related costs | 158 | 33 | 90 |
| Impairments and loss on disposal of assets | 859 | 21 | 9 |
| Litigation (recoveries)/charges, net | (38) | (3) | 6 |
| Operating earnings | 996 | 1,792 | 1,514 |
| Other income, net | (15) | (1) | (22) |
| Interest expense, net | 123 | 95 | 93 |
| Gain on sale of investment in CareFusion | — | — | (75) |
| Earnings before income taxes and discontinued operations | 888 | 1,698 | 1,518 |
| Provision for income taxes | 553 | 628 | 552 |
| Earnings from continuing operations | 335 | 1,070 | 966 |
| Loss from discontinued operations, net of tax | (1) | (1) | (7) |
| **Net earnings** | $ 334 | $ 1,069 | $ 959 |
| **Basic earnings/(loss) per common share:** | | | |
| Continuing operations | $ 0.98 | $ 3.10 | $ 2.77 |
| Discontinued operations | — | — | (0.02) |
| **Net basic earnings per common share** | $ 0.98 | $ 3.10 | $ 2.75 |
| **Diluted earnings/(loss) per common share:** | | | |
| Continuing operations | $ 0.97 | $ 3.06 | $ 2.74 |
| Discontinued operations | — | — | (0.02) |
| **Net diluted earnings per common share** | $ 0.97 | $ 3.06 | $ 2.72 |
| **Weighted-average number of common shares outstanding:** | | | |
| Basic | 341 | 345 | 349 |
| Diluted | 344 | 349 | 353 |

The accompanying notes are an integral part of these consolidated statements.

# Consolidated Statements of Comprehensive Income

| (in millions) | **2013** | 2012 | 2011 |
|---|---|---|---|
| Net earnings | **$ 334** | $ 1,069 | $ 959 |
| **Other comprehensive income/(loss):** | | | |
| Net change in foreign currency translation adjustments | **18** | (34) | 72 |
| Net unrealized gain/(loss) on derivative instruments, net of tax | **13** | (6) | (4) |
| Reclassification of unrealized gain upon realization from sale of remaining investment in CareFusion, net of tax | **—** | — | (61) |
| Total other comprehensive income/(loss), net of tax | **31** | (40) | 7 |
| ***Total comprehensive income*** | **$ 365** | $ 1,029 | $ 966 |

The accompanying notes are an integral part of these consolidated statements.

# Consolidated Balance Sheets

| (in millions) | June 30 2013 | June 30 2012 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and equivalents | $ 1,901 | $ 2,274 |
| Trade receivables, net | 6,304 | 6,355 |
| Inventories, net | 8,373 | 7,864 |
| Prepaid expenses and other | 1,192 | 1,017 |
| Total current assets | 17,770 | 17,510 |
| Property and equipment, net | 1,489 | 1,551 |
| Goodwill and other intangibles, net | 5,574 | 4,392 |
| Other assets | 986 | 807 |
| **Total assets** | $ 25,819 | $ 24,260 |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 12,295 | $ 11,726 |
| Current portion of long-term obligations and other short-term borrowings | 168 | 476 |
| Other accrued liabilities | 2,127 | 1,972 |
| Total current liabilities | 14,590 | 14,174 |
| Long-term obligations, less current portion | 3,686 | 2,418 |
| Deferred income taxes and other liabilities | 1,568 | 1,424 |
| **Shareholders' equity:** | | |
| Preferred shares, without par value: | | |
| Authorized—**500 thousand** shares, Issued—**none** | — | — |
| Common shares, without par value: | | |
| Authorized—**755 million** shares, Issued—**364 million** shares at **June 30, 2013** and 2012 | 2,953 | 2,930 |
| Retained earnings | 4,038 | 4,093 |
| Common shares in treasury, at cost: **25 million** shares and 21 million shares at **June 30, 2013** and 2012, respectively | (1,084) | (816) |
| Accumulated other comprehensive income | 68 | 37 |
| **Total shareholders' equity** | 5,975 | 6,244 |
| **Total liabilities and shareholders' equity** | $ 25,819 | $ 24,260 |

The accompanying notes are an integral part of these consolidated statements.

Cardinal Health, Inc. and Subsidiaries

# Consolidated Statements of Shareholders' Equity

| (in millions) | Common Shares | | Retained Earnings | Treasury Shares | | Accumulated Other Comprehensive Income/(Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares Issued | Amount | | Shares | Amount | | |
| **Balance at June 30, 2010** | 364 | $ 2,890 | $ 2,647 | (7) | $ (331) | $ 70 | $ 5,276 |
| Net earnings | | | 959 | | | | 959 |
| Other comprehensive income | | | | | | 7 | 7 |
| Employee stock plans activity, including tax impact of $14 million | — | 8 | | 3 | 124 | | 132 |
| Treasury shares acquired | | | | (8) | (250) | | (250) |
| Dividends declared | | | (281) | | | | (281) |
| Other | | | 6 | | | | 6 |
| **Balance at June 30, 2011** | 364 | 2,898 | 3,331 | (12) | (457) | 77 | 5,849 |
| Net earnings | | | 1,069 | | | | 1,069 |
| Other comprehensive loss | | | | | | (40) | (40) |
| Employee stock plans activity, including tax impact of $4 million | — | 32 | | 1 | 91 | | 123 |
| Treasury shares acquired | | | | (10) | (450) | | (450) |
| Dividends declared | | | (307) | | | | (307) |
| **Balance at June 30, 2012** | 364 | 2,930 | 4,093 | (21) | (816) | 37 | 6,244 |
| Net earnings | | | 334 | | | | 334 |
| Other comprehensive income | | | | | | 31 | 31 |
| Employee stock plans activity, including tax impact of $19 million | — | 23 | | 6 | 182 | | 205 |
| Treasury shares acquired | | | | (10) | (450) | | (450) |
| Dividends declared | | | (374) | | | | (374) |
| Other | | | (15) | | | | (15) |
| **Balance at June 30, 2013** | 364 | $ 2,953 | $ 4,038 | (25) | $ (1,084) | $ 68 | $ 5,975 |

The accompanying notes are an integral part of these consolidated statements.

# Consolidated Statements of Cash Flows

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net earnings | $ 334 | $ 1,069 | $ 959 |
| Loss from discontinued operations, net of tax | 1 | 1 | 7 |
| Earnings from continuing operations | 335 | 1,070 | 966 |
| Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities: | | | |
| Depreciation and amortization | 397 | 325 | 313 |
| Gain on sale of investment in CareFusion | — | — | (75) |
| Impairments and loss on disposal of assets | 859 | 21 | 9 |
| Share-based compensation | 93 | 85 | 80 |
| Provision for deferred income taxes | 21 | 158 | 128 |
| Provision for bad debts | 31 | 22 | 27 |
| Change in fair value of contingent consideration obligation | — | (71) | (7) |
| Change in operating assets and liabilities, net of effects from acquisitions: | | | |
| Decrease/(increase) in trade receivables | 216 | (129) | (457) |
| Increase in inventories | (370) | (495) | (665) |
| Increase in accounts payable | 426 | 319 | 1,356 |
| Other accrued liabilities and operating items, net | (281) | (129) | (280) |
| Net cash provided by operating activities | 1,727 | 1,176 | 1,395 |
| **Cash flows from investing activities:** | | | |
| Acquisition of subsidiaries, net of cash acquired | (2,239) | (174) | (2,300) |
| Additions to property and equipment | (195) | (263) | (291) |
| Purchase of held-to-maturity securities and other investments | (12) | (35) | (156) |
| Proceeds from sale of property and equipment | — | 3 | 3 |
| Proceeds from maturities of held-to-maturity securities | 71 | 92 | 10 |
| Proceeds from sale of CareFusion common stock | — | — | 706 |
| Net cash used in investing activities | (2,375) | (377) | (2,028) |
| **Cash flows from financing activities:** | | | |
| Payment of contingent consideration obligation | (4) | — | (10) |
| Net change in short-term borrowings | (1) | 13 | 46 |
| Reduction of long-term obligations | (305) | (251) | (229) |
| Proceeds from long-term obligations, net of issuance costs | 1,286 | 496 | 495 |
| Net proceeds from issuance of common shares | 121 | 42 | 63 |
| Tax disbursements from share-based compensation | (19) | (4) | (14) |
| Dividends on common shares | (353) | (300) | (274) |
| Purchase of treasury shares | (450) | (450) | (270) |
| Net cash provided by/(used in) financing activities | 275 | (454) | (193) |
| Net increase/(decrease) in cash and equivalents | (373) | 345 | (826) |
| Cash and equivalents at beginning of period | 2,274 | 1,929 | 2,755 |
| **Cash and equivalents at end of period** | $ 1,901 | $ 2,274 | $ 1,929 |
| **Supplemental information:** | | | |
| Cash payments for interest | $ 128 | $ 118 | $ 116 |
| Cash payments for income taxes | 899 | 513 | 588 |

The accompanying notes are an integral part of these consolidated statements.

# Notes to Consolidated Financial Statements

## 1. Basis of Presentation and Summary of Significant Accounting Policies

Cardinal Health, Inc. is a healthcare services company providing pharmaceutical and medical products and services that help pharmacies, hospitals, ambulatory surgery centers, clinical laboratories, physician offices and other healthcare providers focus on patient care while reducing costs, enhancing efficiency and improving quality. Cardinal Health, Inc. also provides medical products to patients in the home. References to "we", "our" and similar pronouns in these consolidated financial statements are to Cardinal Health, Inc. and its majority-owned and controlled subsidiaries unless the context otherwise requires.

Our fiscal year ends on June 30. References to fiscal 2013, 2012 and 2011 in these consolidated financial statements are to the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

### Basis of Presentation

Our consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries, and all significant intercompany transactions and amounts have been eliminated. To conform to the current year presentation, certain prior year disclosure amounts have been reclassified. The results of businesses acquired or disposed of are included in the consolidated financial statements from the effective date of the acquisition or up to the date of disposal, respectively.

### Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates, judgments and assumptions are used in the accounting and disclosure related to, among other items, allowance for doubtful accounts, inventory valuation, business combinations, goodwill and other intangible asset impairment, vendor reserves, income taxes and share-based compensation. Actual amounts could ultimately differ from these estimated amounts.

### CareFusion Spin-Off

Effective August 31, 2009, we separated our clinical and medical products businesses through a distribution to our shareholders of 81 percent of the then outstanding common stock of CareFusion Corporation ("CareFusion") and retained the remaining shares of CareFusion common stock (the "CareFusion Spin-Off"). During fiscal 2010 and 2011, we disposed of the remaining shares of CareFusion common stock. We are a party to a separation agreement and various other agreements relating to the separation, including a tax matters agreement, a transition services agreement and an accounts receivable factoring agreement.

Under the tax matters agreement, CareFusion is obligated to indemnify us for certain tax exposures and transaction taxes prior to the CareFusion Spin-Off. The indemnification receivable was $186 million and $265 million at June 30, 2013 and 2012, respectively, and is included in other assets in the consolidated balance sheets.

Under the transition services agreement, during fiscal 2013, 2012 and 2011, we recognized $3 million, $3 million and $65 million, respectively, in transition service fee income.

Under the accounts receivable factoring agreement we purchased $460 million of CareFusion trade receivables during fiscal 2011. The accounts receivable factoring arrangement expired on April 1, 2011.

### Cash Equivalents

We consider liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

### Receivables

Trade receivables are primarily comprised of amounts owed to us through our distribution businesses and are presented net of an allowance for doubtful accounts of $134 million and $126 million at June 30, 2013 and 2012, respectively. An account is considered past due on the first day after its due date. In accordance with contract terms, we generally have the ability to charge customers service fees or higher prices if an account is considered past due. We continuously monitor past due accounts and establish appropriate reserves to cover potential losses, which are based primarily on historical collection rates and the credit worthiness of the customer. We write off any amounts deemed uncollectible against the established allowance for doubtful accounts.

We provide financing to various customers. Such financing arrangements range from 120 days to 7 years, at interest rates that are generally subject to fluctuation. Interest income on these arrangements is recognized as it is earned. The financings may be collateralized, guaranteed by third parties or unsecured. Finance notes and accrued interest receivables were $161 million (current portion $29 million) and $163 million (current portion $33 million) at June 30, 2013 and 2012, respectively, and are included in other assets (current portion is included in prepaid expenses and other). Finance notes receivable are reported net of an allowance for doubtful accounts of $17 million and $16 million at June 30, 2013 and 2012, respectively. We estimate an allowance for these financing receivables based on historical collection rates and the credit worthiness of the customer.

### Concentrations of Credit Risk

We maintain cash depository accounts with major banks and invest in high quality, short-term liquid instruments. Such investments are made only in instruments issued by highly rated institutions. These investments mature within three months and we have not historically incurred any related losses.

Our trade receivables, finance notes and accrued interest receivables are exposed to a concentration of credit risk with customers in the retail and healthcare sectors. Credit risk can be affected by changes in reimbursement and other economic pressures impacting the healthcare industry. Such credit risk is limited due to supporting collateral and the diversity of the customer base, including its wide geographic dispersion. We perform ongoing credit evaluations of our customers' financial conditions and maintain reserves for credit losses. Historically, such losses have been within our expectations.

# Notes to Consolidated Financial Statements

## Major Customers

The following table summarizes all of our customers that individually account for at least 10 percent of revenue and their corresponding percent of gross trade receivables. The customers in the table below are primarily serviced through our Pharmaceutical segment.

| | Percent of Revenue | | | Percent of Gross Trade Receivables at June 30 | |
|---|---|---|---|---|---|
| | **2013** | 2012 | 2011 | **2013** | 2012 |
| CVS Caremark Corporation | **23%** | 22% | 22% | **19%** | 19% |
| Walgreen Co. | **20%** | 21% | 23% | **24%** | 25% |

On March 19, 2013, we announced that our pharmaceutical distribution contract with Walgreen Co., which is scheduled to expire at the end of August 2013, will not be renewed.

We have entered into agreements with group purchasing organizations ("GPOs") which act as purchasing agents that negotiate vendor contracts on behalf of their members. Novation, LLC and Premier Purchasing Partners, L.P. are our two largest GPO member relationships in terms of revenue. Sales to members of these two GPOs collectively accounted for 13 percent, 13 percent and 14 percent of revenue for fiscal 2013, 2012 and 2011, respectively. Our trade receivable balances are with individual members of the GPO, and therefore no significant concentration of credit risk exists with these types of arrangements.

## Inventories

A substantial portion of our inventories (65 percent and 69 percent at June 30, 2013 and 2012, respectively) are valued at the lower of cost, using the last-in, first-out ("LIFO") method, or market. These inventories are included within the core pharmaceutical distribution facilities of our Pharmaceutical segment ("distribution facilities") and are primarily merchandise inventories. We believe that the average cost method of inventory valuation provides a reasonable approximation of the current cost of replacing inventory within the distribution facilities. As such, the LIFO reserve is the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at replacement cost determined using the average cost method of inventory valuation.

If we had used the average cost method of inventory valuation for all inventory within the distribution facilities, the value of our inventories would not have changed in fiscal 2013 or 2012. Inventories valued at LIFO were $97 million and $72 million higher than the average cost value as of June 30, 2013 and 2012, respectively. We do not record inventories in excess of replacement cost. As such, we did not record any changes in our LIFO reserve in fiscal 2013 and 2012. Our remaining inventory is primarily stated at the lower of cost, using the first-in, first-out method, or market.

Inventories presented in the consolidated balance sheets are net of reserves for excess and obsolete inventory which were $40 million and $37 million at June 30, 2013 and 2012, respectively. We reserve for inventory obsolescence using estimates based on historical experience, sales trends, specific categories of inventory and age of on-hand inventory.

## Cash Discounts

Manufacturer cash discounts are recorded as a component of inventory cost and recognized as a reduction of cost of products sold when the related inventory is sold.

## Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Property and equipment held for sale are recorded at the lower of cost or fair value less cost to sell. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts.

As a result of the reductions in the anticipated future cash flows in our Nuclear Pharmacy Services division, as discussed in Note 5, we also performed recoverability testing for the long-lived assets of this division, which consist primarily of improvements, machinery and equipment. Based on the assessment performed, we determined that the carrying amounts of the long-lived assets are recoverable.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, including capital lease assets which are depreciated over the terms of their respective leases. We generally use the following range of useful lives for our property and equipment categories: buildings and improvements—3 to 39 years; machinery and equipment—3 to 20 years; and furniture and fixtures—3 to 7 years. We recorded depreciation expense of $259 million, $241 million and $244 million, for fiscal 2013, 2012 and 2011, respectively.

The following table presents the components of property and equipment, net at June 30:

| (in millions) | **2013** | 2012 |
|---|---|---|
| Land, building and improvements | **$ 1,398** | $ 1,126 |
| Machinery and equipment | **2,149** | 2,291 |
| Furniture and fixtures | **122** | 120 |
| Total property and equipment, at cost | **3,669** | 3,537 |
| Accumulated depreciation and amortization | **(2,180)** | (1,986) |
| **Property and equipment, net** | **$ 1,489** | $ 1,551 |

Repairs and maintenance expenditures are expensed as incurred. Interest on long-term projects is capitalized using a rate that approximates the weighted-average interest rate on long-term obligations, which was 3.78 percent at June 30, 2013. The amount of capitalized interest was immaterial for all periods presented.

## Business Combinations

The assets acquired and liabilities assumed in a business combination, including identifiable intangible assets, are based on their estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. We base the fair values of identifiable intangible assets on detailed valuations that require management to make significant judgments, estimates and assumptions. Critical estimates and assumptions include: expected future cash flows for customer relationships, trade names and other identifiable intangible assets; discount rates that reflect the risk factors associated with future cash flows; and estimates of useful lives. When an acquisition involves contingent consideration, we recognize a liability equal to the fair value of the contingent consideration obligation at the acquisition date. The estimate of fair value of a contingent consideration obligation requires subjective assumptions to be made regarding future business results, discount rates and probabilities assigned to various potential business result scenarios. Subsequent revisions to these assumptions could materially change the estimate of the fair value of contingent consideration obligations and

# Notes to Consolidated Financial Statements

therefore could materially affect our financial position or results of operations. See Note 2 for additional information regarding our acquisitions.

## Goodwill and Other Intangible Assets

Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives, primarily customer relationships, trademarks and patents, and non-compete agreements, are amortized over their useful lives.

Goodwill impairment testing involves a comparison of the estimated fair value of reporting units to the respective carrying amount. This step may be performed utilizing either a qualitative or quantitative assessment. If the estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, then a second step is performed to determine the amount of impairment, if any. An impairment charge is the amount by which the carrying amount of goodwill exceeds the estimated implied fair value of goodwill. We estimate the implied fair value of goodwill as the excess of the estimated fair value of the reporting unit over the estimated fair value of its net tangible and identifiable intangible assets. This is the same manner we use to recognize goodwill from a business combination. Goodwill impairment testing involves judgment, including the identification of reporting units, the estimation of the fair value of each reporting unit and, if necessary, the estimation of the implied fair value of goodwill. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component).

We have two operating segments, which are the same as our reportable segments: Pharmaceutical and Medical. These operating segments are comprised of divisions (components), for which discrete financial information is available. Components are aggregated into reporting units for purposes of goodwill impairment testing to the extent that they share similar economic characteristics. Our reporting units are: Pharmaceutical operating segment (excluding our Nuclear Pharmacy Services division and Cardinal Health China - Pharmaceutical division); Nuclear Pharmacy Services division; Cardinal Health China - Pharmaceutical division; Medical operating segment (excluding our AssuraMed division); and AssuraMed division.

Fair value can be determined using market, income or cost-based approaches. Our determination of estimated fair value of the reporting units is based on a combination of the income-based and market-based approaches. Under the income-based approach, we use a discounted cash flow model in which cash flows anticipated over several future periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate risk-adjusted rate of return. We use our internal forecasts to estimate future cash flows and include an estimate of long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ materially from those used in our forecasts. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective reporting units and in our internally-developed forecasts. Discount rates used in our reporting unit valuations ranged from 9 to 12 percent. Under the market-based approach, we determine fair value by comparing our reporting units to similar businesses or guideline companies whose securities are actively traded in public markets. To further confirm fair value, we compare the aggregate fair value of our reporting units to our total market capitalization. Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. The use of alternate estimates and assumptions or changes in the industry or peer groups could materially affect the determination of fair value for each reporting unit and potentially result in goodwill impairment.

We performed annual impairment testing in fiscal 2013, 2012 and 2011 and, with the exception of our Nuclear Pharmacy Services division, concluded that there were no impairments of goodwill as the estimated fair value of each reporting unit exceeded its carrying value. For our fiscal 2013 and 2012 testing, we elected to bypass the optional qualitative assessment. As discussed further in Note 5, during the fourth quarter of fiscal 2013 we recognized an $829 million ($799 million, net of tax) goodwill impairment charge related to our Nuclear Pharmacy Services division, which is included in impairments and loss on disposal of assets in our consolidated statements of earnings.

We review intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of the undiscounted cash flows expected to be generated by the asset.

## Vendor Reserves

In the ordinary course of business, our vendors may dispute deductions taken against payments otherwise due to them or assert other billing disputes. These disputed transactions are researched and resolved based upon our policy and findings of the research performed. At any given time, there are outstanding items in various stages of research and resolution. In determining appropriate reserves for areas of exposure with our vendors, we assess historical experience and current outstanding claims. We have established various levels of reserves based on the type of claim and status of review. Though the transaction types are relatively consistent, we periodically refine our methodology by updating the reserve estimate percentages to reflect actual historical experience. The ultimate outcome of certain claims may be different than our original estimate and may require an adjustment. All adjustments to vendor reserves are included in cost of products sold. In addition, the reserve balance will fluctuate due to variations of outstanding claims from period-to-period, timing of settlements and specific vendor issues, such as bankruptcies. Vendor reserves were $66 million and $75 million at June 30, 2013 and 2012, respectively, excluding third-party returns. See separate section in Note 1 for a description of third-party returns.

## Vendor Incentives

Fees for services and other incentives received from vendors relating to the purchase or distribution of inventory represent product discounts and are recorded as a reduction of cost of products sold in the consolidated statements of earnings upon sale of the related inventory.

## Income Taxes

We account for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. Deferred taxes are not provided on the unremitted earnings

# Notes to Consolidated Financial Statements

of subsidiaries outside of the United States when it is expected that these earnings are permanently reinvested.

Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. See Note 7 for additional information regarding income taxes.

## Other Accrued Liabilities

Other accrued liabilities represent various current obligations, including certain accrued operating expenses and taxes payable.

## Share-Based Compensation

Share-based compensation to employees is recognized in the consolidated statements of earnings based on the grant date fair value of the awards. The fair value of stock options is determined using a lattice valuation model. The compensation expense recognized for share-based awards is net of estimated forfeitures and is recognized ratably over the service period of the awards. We generally classify share-based compensation expense within distribution, selling, general and administrative ("SG&A") expenses to correspond with the same line item as the majority of the cash compensation paid to employees. See Note 15 for additional information regarding share-based compensation.

## Dividends

We paid cash dividends per Common Share of $1.025, $0.86 and $0.78 for fiscal 2013, 2012 and 2011, respectively.

## Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred or the services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

### Pharmaceutical Segment

The Pharmaceutical segment recognizes distribution revenue when title transfers to its customers and we have no further obligation to provide services related to such merchandise.

Revenue for deliveries that are directly shipped to customer warehouses from the manufacturer whereby we act as an intermediary in the ordering and delivery of products is recorded gross in accordance with accounting standards addressing reporting revenue on a gross basis as a principal versus on a net basis as an agent. This revenue is recorded on a gross basis since we incur credit risk from the customer, bear the risk of loss for incomplete shipments and do not receive a separate fee or commission for the transaction and, as such, are the primary obligor. Revenue from these sales is recognized when title transfers to the customer and we have no further obligation to provide services related to such merchandise.

Radiopharmaceutical revenue is recognized upon delivery of the product to the customer and we have no further obligation to provide services related to such merchandise.

### Medical Segment

The Medical segment recognizes revenue when title transfers to its customers and we have no further obligation to provide services related to such merchandise.

## Sales Returns and Allowances

Revenue is recorded net of sales returns and allowances. Our customer return policies generally require that the product be physically returned, subject to restocking fees, in a condition suitable to be added back to inventory and resold at full value, or returned to vendors for credit ("merchantable product"). Product returns are generally consistent throughout the year and typically are not specific to any particular product or customer.

Effective June 30, 2013, we updated our policy to accrue for estimated sales returns and allowances at the time of sale based upon historical customer return trends, margin rates and processing costs. This prospective change did not have a material effect on consolidated revenue, cost of products sold and operating earnings. At June 30, 2013, the accrual for estimated sales returns and allowances was $291 million, the impact of which is reflected in trade receivables, net and inventories, net in the consolidated balance sheets. Prior to this change in policy, we recognized sales returns as a reduction of revenue and cost of products sold for the sales price and cost, respectively, when products were returned. Amounts recorded in revenue and cost of products sold under our prior accounting policy closely approximated what would have been recorded had we accrued for estimated sales returns and allowances at the time of the sale transaction. As such, retrospective adoption of our new policy to accrue for estimated sales returns and allowances would not have materially changed our results of operations and financial position in fiscal 2012 or 2011. Sales returns and allowances were $2.3 billion, $1.9 billion and $1.7 billion, for fiscal 2013, 2012 and 2011, respectively.

## Third-Party Returns

Since we generally do not accept non-merchantable product returns from our customers, many of our customers return non-merchantable pharmaceutical products to our vendors through third parties. Since our customers generally do not have a direct relationship with our vendors, our vendors pass the value of the returns to us (usually in the form of an accounts payable deduction). We in turn pass the value received, less an administrative fee, to our customer. In certain instances, we pass the estimated value of the return to our customer prior to processing the deduction with our vendors. Although we believe we have satisfactory protections, we could be subject to claims from customers or vendors if our administration of this overall process was deficient in some respect or our contractual terms with vendors are in conflict with our contractual terms with our customers. We have maintained reserves for some of these situations based on their nature and our historical experience with their resolution.

## Distribution Service Agreement and Other Vendor Fees

Our Pharmaceutical segment recognizes fees received from its distribution service agreements and other fees received from vendors related to the purchase or distribution of the vendors' inventory when those fees have been earned and we are entitled to payment. We recognize the fees as a reduction in the carrying value of the inventory that generated the fees, and as such, the fees are recognized as a reduction of cost of products sold in our consolidated statements of earnings when the inventory is sold.

## Shipping and Handling

Shipping and handling costs are primarily included in SG&A expenses in our consolidated statements of earnings. Shipping and handling costs include all delivery expenses as well as all costs to prepare the product

# Notes to Consolidated Financial Statements

for shipment to the end customer. Shipping and handling costs were $419 million, $389 million and $342 million, for fiscal 2013, 2012 and 2011, respectively. Revenue received for shipping and handling was immaterial for all periods presented.

## Restructuring and Employee Severance

We consider restructuring activities to be programs whereby we fundamentally change our operations, such as closing and consolidating facilities, moving manufacturing of a product to another location, production or business process sourcing, employee severance (including rationalizing headcount or other significant changes in personnel) and realigning operations (including substantial realignment of the management structure of a business unit in response to changing market conditions). See Note 3 for additional information regarding our restructuring activities.

## Acquisition-Related Costs

We classify costs incurred in connection with acquisitions as acquisition-related costs in our consolidated statements of earnings. These costs consist primarily of transaction costs, integration costs, changes in the fair value of contingent consideration obligations and amortization of acquisition-related intangible assets. Transaction costs are incurred during the initial evaluation of a potential acquisition and primarily relate to costs to analyze, negotiate and consummate the transaction as well as due diligence activities. Integration costs relate to activities required to combine the operations of an acquired enterprise into our operations. We record changes in the fair value of contingent consideration obligations relating to acquisitions as income or expense in acquisition-related costs. See Note 5 for additional information regarding amortization of acquisition-related intangible assets and Note 10 for additional information regarding changes in the fair value of contingent consideration obligations.

## Translation of Foreign Currencies

Financial statements of our subsidiaries outside the United States are generally measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign subsidiaries into U.S. dollars are accumulated in shareholders' equity through accumulated other comprehensive income ("AOCI") utilizing period-end exchange rates. Revenues and expenses of these foreign subsidiaries are translated using average exchange rates during the year.

The foreign currency translation gains/(losses) included in AOCI at June 30, 2013 and 2012 are presented in Note 12. Foreign currency transaction gains and losses for the period are included in the consolidated statements of earnings in other income, net, and were immaterial for all periods presented.

## Interest Rate, Currency and Commodity Risk

All derivative instruments are recognized at fair value on the consolidated balance sheets and all changes in fair value are recognized in net earnings or shareholders' equity through AOCI, net of tax.

For contracts that qualify for hedge accounting treatment, our policy requires that the hedge contracts must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedge effectiveness is assessed periodically. Any contract not designated as a hedge, or so designated but ineffective, is adjusted to fair value and recognized immediately in net earnings. If a fair value or cash flow hedge ceases to qualify for hedge accounting treatment, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract's fair value would be recognized immediately in net earnings. If a forecasted transaction was no longer considered probable of occurring, amounts previously deferred in AOCI would be recognized immediately in net earnings. See Note 11 for additional information regarding our derivative instruments, including the accounting treatment for instruments designated as fair value, cash flow and economic hedges.

## Earnings per Common Share

Basic earnings per share ("EPS") is computed by dividing net earnings (the numerator) by the weighted-average number of common shares outstanding during each period (the denominator). Diluted EPS is similar to the computation for basic EPS, except that the denominator is increased by the dilutive effect of vested and nonvested stock options, restricted shares, restricted share units and performance share units, computed using the treasury stock method. The total number of common shares issued, less the common shares held in treasury, is used to determine the common shares outstanding. See Note 13 for additional information regarding EPS.

## Recent Financial Accounting Standards

In July 2013, the Financial Accounting Standards Board ("FASB") issued amended accounting guidance related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, unless certain conditions exists. This guidance will be effective for us in the first quarter of fiscal 2015, with early adoption permitted. We do not expect the adoption of this guidance to impact our financial position or results of operations.

In March 2013, the FASB issued amended accounting guidance related to a parent company's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or group of assets within a foreign entity or of an investment in a foreign entity. The amended guidance requires the release of any cumulative translation adjustment into net income only upon complete or substantially complete liquidation of a controlling interest in a subsidiary or a group of assets within a foreign entity. Also, it requires the release of all or a pro rata portion of the cumulative translation adjustment to net income in case of sale of an equity method investment that is a foreign entity. This amendment will be effective for us in the first quarter of fiscal 2015, with early adoption permitted. We do not expect the adoption of this guidance to impact our financial position or results of operations.

In February 2013, the FASB issued amended accounting guidance related to reclassifications out of AOCI. An entity is required to present, either parenthetically on the face of the statement where net income is presented or in the notes, the significant amounts, by component, reclassified out of AOCI by the respective line items of net income and to report changes in its AOCI balances by component. This amendment will be effective for us in the first quarter of fiscal 2014, with early adoption permitted. We do not expect the adoption of this guidance to impact our financial position or results of operations.

In January 2013, the FASB issued updated guidance to limit the scope of the balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions to the extent they are

# Notes to Consolidated Financial Statements

offset in the financial statements or subject to an enforceable master netting arrangement or similar arrangement. This guidance will be effective for us and applied retrospectively in the first quarter of fiscal 2014. We do not expect the adoption of this guidance to impact our financial position or results of operations.

In July 2012, the FASB issued amended accounting guidance related to testing indefinite-lived intangible assets for impairment. Under this guidance, a company is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is more likely than not that its estimated fair value is less than its carrying amount. This guidance will be effective for us in fiscal 2014, with early adoption permitted. The adoption of this guidance will not impact our financial position or results of operations.

In June 2011, the FASB issued amended accounting guidance related to the presentation of comprehensive income. This guidance requires that comprehensive income, the components of net income and the components of other comprehensive income ("OCI") be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. We adopted this amended guidance on a retrospective basis in the first quarter of fiscal 2013 and have elected to report comprehensive income and its components in a separate statement of comprehensive income. The adoption of this guidance did not impact our financial position or results of operations.

## 2. Acquisitions

We have completed several acquisitions since July 1, 2010, including the acquisitions described below. The pro forma results of operations and the results of operations for acquisitions since the acquisition date have not been separately disclosed because the effects were not significant enough compared to the consolidated financial statements, individually or in the aggregate.

### AssuraMed

On March 18, 2013, we completed the acquisition of AssuraMed, Inc. ("AssuraMed") for $2.07 billion, net of cash acquired, in an all-cash transaction. We funded the acquisition through the issuance of $1.3 billion in fixed rate notes, as discussed in Note 6, and cash on hand. The acquisition of AssuraMed, a provider of medical supplies to homecare providers and patients in the home, expands our ability to serve this patient base. Transaction costs associated with the purchase of AssuraMed were $20 million and are included in acquisition-related costs in the consolidated statements of earnings.

The assessment of fair value is preliminary and is based on information that was available at the time the consolidated financial statements were prepared. The valuation of identifiable intangible assets utilizes significant unobservable inputs and thus represents a Level 3 nonrecurring fair value measurement, as further defined in Note 10. The estimated fair value of the identifiable intangible assets was determined using an income-based approach, which includes market participant expectations of the cash flows that an asset could generate over its remaining useful life, discounted back to present value using an appropriate rate of return. The discount rate used to arrive at the present value of the identifiable intangible assets was 9.5 percent to reflect the internal rate of return and uncertainty in the cash flow projections.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date for AssuraMed:

| (in millions) | Amount | Weighted-Average Useful Lives of Identifiable Intangible Assets |
|---|---|---|
| **Identifiable intangible assets:** | | |
| Customer relationships | $ 460 | 9 |
| Trade names | 160 | 11 |
| Other | 7 | 3 |
| Total identifiable intangible assets acquired | 627 | 9 |
| Cash and equivalents | 25 | |
| Trade receivables | 117 | |
| Inventories | 70 | |
| Prepaid expenses and other | 88 | |
| Property and equipment | 40 | |
| Accounts payable | (71) | |
| Other accrued liabilities | (23) | |
| Deferred income taxes and other liabilities | (180) | |
| Total identifiable net assets acquired | 693 | |
| Goodwill | 1,402 | |
| **Total net assets acquired** | **$ 2,095** | |

### Kinray

On December 21, 2010, we completed the acquisition of privately-held Kinray, Inc. for $1.3 billion in an all-cash transaction. The valuation of the acquired assets and liabilities resulted in goodwill of $984 million and identifiable intangible assets of $133 million.

### Cardinal Health China

On November 29, 2010, we completed the acquisition of Cardinal Health China for $458 million, including the assumption of $57 million in debt. The valuation of the acquired assets and liabilities resulted in goodwill of $240 million and identifiable intangible assets of $56 million.

### P4 Healthcare

On July 15, 2010, we completed the acquisition of privately-held Healthcare Solutions Holding, LLC ("P4 Healthcare") for $506 million in cash and certain contingent consideration. The valuation of the acquired assets and liabilities resulted in goodwill of $368 million and identifiable intangible assets of $226 million.

In accordance with the acquisition agreement, as amended, the former owners of P4 Healthcare had the right to receive certain contingent payments based on targeted earnings before interest, taxes, depreciation and amortization ("EBITDA"). The contingent consideration was limited to $100 million. In fiscal 2011, we paid $10 million in accordance with the agreement. In fiscal 2012, we recorded a $71 million decrease in the fair value of the obligation and in fiscal 2013, we terminated and settled the remaining contingent consideration obligation for $4 million. See Note 10 for an explanation of the fair value measurement for the contingent consideration obligation.

# Notes to Consolidated Financial Statements

## 3. Restructuring and Employee Severance

The following table summarizes restructuring and employee severance costs relating to our restructuring activities:

| (in millions) | 2013 (3) | 2012 | 2011 |
|---|---|---|---|
| Employee-related costs (1) | $ 59 | $ 20 | $ 7 |
| Facility exit and other costs (2) | 12 | 1 | 8 |
| **Total** | **$ 71** | $ 21 | $ 15 |

(1) Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods.
(2) Facility exit and other costs primarily consist of lease termination costs, accelerated depreciation, equipment relocation costs, project consulting fees and costs associated with restructuring our delivery of information technology infrastructure services.
(3) Includes $30 million of employee-related costs and $10 million of facility exit and other costs related to the restructuring within our Medical segment described further below.

On January 30, 2013, we announced a restructuring plan within our Medical segment. Under this restructuring plan, we are moving production of procedure kits from our facility in Waukegan, Illinois to other facilities and selling property and consolidating office space in Waukegan, Illinois. In addition, we have reorganized our Medical segment and plan to sell our sterilization processes in El Paso, Texas.

At this time, we estimate the total costs associated with this restructuring plan to be approximately $79 million on a pre-tax basis, of which $51 million was recognized during fiscal 2013, including the employee-related costs and facility exit and other costs discussed above, as well as the gamma sterilization assets write-down as discussed in Note 4. Of the estimated $28 million remaining costs to be recognized through the end of fiscal 2014, we estimate that approximately $3 million will be employee-related costs; $11 million will be facility exit and other costs; and $14 million will be an expected loss on disposal of the property in Waukegan, Illinois described above. We have evaluated this property and have determined that at June 30, 2013 it does not meet the criteria for classification as held for sale.

We recognized $11 million of employee-related costs related to a restructuring plan within our Nuclear Pharmacy Services division during the fourth quarter of fiscal 2013.

The following table summarizes activity related to liabilities associated with restructuring and employee severance:

| (in millions) | Employee-Related Costs | Facility Exit and Other Costs | Total |
|---|---|---|---|
| **Balance at June 30, 2010** | $ 9 | $ 7 | **$ 16** |
| Additions | 7 | 8 | **15** |
| Payments and other adjustments | (10) | (11) | **(21)** |
| **Balance at June 30, 2011** | $ 6 | $ 4 | **$ 10** |
| Additions | 22 | 1 | **23** |
| Payments and other adjustments | (12) | (3) | **(15)** |
| **Balance at June 30, 2012** | $ 16 | $ 2 | **$ 18** |
| Additions | 63 | 2 | **65** |
| Payments and other adjustments | (24) | (2) | **(26)** |
| **Balance at June 30, 2013** | **$ 55** | **$ 2** | **$ 57** |

## 4. Impairments and Loss on Disposal of Assets

During the fourth quarter of fiscal 2013, we recognized an $829 million ($799 million, net of tax) goodwill impairment charge related to our Nuclear Pharmacy Services division, as discussed further in Note 5.

In connection with our Medical segment restructuring plan discussed in Note 3, during fiscal 2013, we recognized an $11 million loss to write down our gamma sterilization assets in El Paso, Texas to the estimated fair value, less costs to sell, as these assets met the criteria for classification as held for sale. The fair value of our gamma sterilization assets was estimated using the expected selling price. These are unobservable inputs and thus the fair value represents a Level 3 nonrecurring fair value measurement.

Also during fiscal 2013, we recorded an $8 million write-off of commercial software under development within our Pharmaceutical segment in connection with our decision to discontinue this project.

During fiscal 2012, we recorded a charge of $16 million to write off an indefinite-life intangible asset related to the P4 Healthcare trade name, an asset within our Pharmaceutical segment. We rebranded P4 Healthcare under the Cardinal Health Specialty Solutions name.

## 5. Goodwill and Other Intangible Assets

### Goodwill

The following table summarizes the changes in the carrying amount of goodwill, by segment and in total:

| (in millions) | Pharmaceutical | Medical | Total |
|---|---|---|---|
| **Balance at June 30, 2011** | $ 2,853 | $ 993 | **$ 3,846** |
| Goodwill acquired, net of purchase price adjustments | 16 | 114 | **130** |
| Foreign currency translation adjustments and other | 7 | (5) | **2** |
| **Balance at June 30, 2012** | $ 2,876 | $ 1,102 | **$ 3,978** |
| Goodwill acquired, net of purchase price adjustments | 40 | 1,409 | **1,449** |
| Foreign currency translation adjustments and other | 7 | (4) | **3** |
| Impairment | (829) | — | **(829)** |
| **Balance at June 30, 2013** | **$ 2,094** | **$ 2,507** | **$ 4,601** |

The increase in the Medical segment goodwill during fiscal 2013 is primarily due to the AssuraMed acquisition. Goodwill recognized in connection with this acquisition primarily represents the expected benefits from synergies of integrating this business, the existing workforce of the acquired entity, expected growth from new customers and long-term brand value. See Note 2 for further discussion of this acquisition.

The decrease in the Pharmaceutical segment goodwill during fiscal 2013 is primarily due to an $829 million ($799 million, net of tax) non-cash goodwill impairment charge related to our Nuclear Pharmacy Services division, which is included in impairments and loss on disposal of assets in our consolidated statements of earnings. This impairment charge does not impact our liquidity, cash flows from operations, or compliance with debt covenants.

# Notes to Consolidated Financial Statements

In conjunction with the preparation of our consolidated financial statements for fiscal 2013, we recently completed our annual goodwill impairment test, which we perform annually in the fourth quarter. As previously disclosed in our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2012, and March 31, 2013, our Nuclear Pharmacy Services division has experienced significant softness in the low-energy diagnostics market. We performed interim goodwill impairment testing for this reporting unit during the three months ended December 31, 2012 and determined that there was no impairment, as the fair value of the reporting unit was estimated to be in excess of its carrying amount.

During the second half of fiscal 2013, we experienced sustained volume declines and price erosion for the core, low-energy products provided by this division. In addition, we experienced reduced sales for some existing high-energy diagnostic products, slower-than-expected adoption of new high-energy diagnostic products, and recent reimbursement developments that may adversely impact the future growth of these products. Using this information, we adjusted our outlook and long-term business plans for this division during our annual budgeting process, which we recently concluded. This update resulted in significant reductions in the anticipated future cash flows and estimated fair value for this reporting unit.

Using a combination of the income-based approach (using a discount rate of 10 percent) and the market-based approach, the fair value of this reporting unit was estimated to be below the carrying amount and therefore indicated impairment. The second step of the impairment test resulted in the impairment of the entire $829 million carrying amount of goodwill for this reporting unit. Our fair value estimates utilize significant unobservable inputs and thus represent Level 3 fair value measurements.

## Other Intangible Assets

Other intangible assets are amortized over periods ranging from one to twenty years. The following tables summarize other intangible assets by class at June 30:

| | 2013 | | |
|---|---|---|---|
| (in millions) | Gross Intangible | Accumulated Amortization | Net Intangible |
| **Indefinite-life intangibles:** | | | |
| Trademarks and other | $ 11 | $ — | $ 11 |
| Total indefinite-life intangibles | 11 | — | 11 |
| **Definite-life intangibles:** | | | |
| Customer relationships | 982 | 230 | 752 |
| Trademarks, trade names and patents | 209 | 49 | 160 |
| Non-compete agreements | 15 | 10 | 5 |
| Other | 101 | 56 | 45 |
| Total definite-life intangibles | 1,307 | 345 | 962 |
| **Total other intangible assets** | $ 1,318 | $ 345 | $ 973 |

| | 2012 | | |
|---|---|---|---|
| (in millions) | Gross Intangible | Accumulated Amortization | Net Intangible |
| **Indefinite-life intangibles:** | | | |
| Trademarks and other | $ 17 | $ — | $ 17 |
| Total indefinite-life intangibles | 17 | — | 17 |
| **Definite-life intangibles:** | | | |
| Customer relationships | 473 | 141 | 332 |
| Trademarks, trade names and patents | 45 | 36 | 9 |
| Non-compete agreements | 14 | 8 | 6 |
| Other | 93 | 43 | 50 |
| Total definite-life intangibles | 625 | 228 | 397 |
| **Total other intangible assets** | $ 642 | $ 228 | $ 414 |

Total amortization of intangible assets was $121 million, $79 million and $68 million for fiscal 2013, 2012 and 2011, respectively. Estimated annual amortization of intangible assets is as follows: $180 million, $150 million, $136 million, $124 million and $90 million for fiscal 2014 through 2018.

The increase in definite-life intangible assets and amortization during fiscal 2013 is primarily due to the acquisition of AssuraMed. See Note 2 for further discussion of this acquisition.

## 6. Long-Term Obligations and Other Short-Term Borrowings

The following table summarizes long-term obligations and other short-term borrowings at June 30:

| (in millions) | 2013 | 2012 |
|---|---|---|
| 1.7% Notes due 2018 | $ 399 | $ — |
| 1.9% Notes due 2017 | 250 | 250 |
| 3.2% Notes due 2022 | 247 | 250 |
| 3.2% Notes due 2023 | 549 | — |
| 4.0% Notes due 2015 | 524 | 536 |
| 4.6% Notes due 2043 | 349 | — |
| 4.625% Notes due 2020 | 527 | 538 |
| 5.5% Notes due 2013 | — | 304 |
| 5.8% Notes due 2016 | 301 | 305 |
| 5.85% Notes due 2017 | 157 | 160 |
| 6.0% Notes due 2017 | 200 | 206 |
| 7.0% Debentures due 2026 | 124 | 125 |
| 7.8% Debentures due 2016 | 37 | 37 |
| Other obligations | 190 | 183 |
| Total | $ 3,854 | $ 2,894 |
| Less: current portion of long-term obligations and other short-term borrowings | 168 | 476 |
| **Long-term obligations, less current portion** | $ 3,686 | $ 2,418 |

# Notes to Consolidated Financial Statements

Maturities of long-term obligations and other short-term borrowings are as follows: $168 million, $525 million, $21 million, $788 million, $556 million for fiscal 2014 through 2018, and $1,796 million thereafter.

## Long-Term Debt

The 1.7%, 1.9%, 3.2%, 4.0%, 4.6%, 4.625%, 5.8%, 5.85% and 6.0% Notes represent unsecured obligations of Cardinal Health, Inc. The 7.0% and 7.8% Debentures represent unsecured obligations of Allegiance Corporation (a wholly-owned subsidiary), which Cardinal Health, Inc. has guaranteed. None of these obligations are subject to a sinking fund and the Allegiance obligations are not redeemable prior to maturity. Interest is paid pursuant to the terms of the obligations. These notes are effectively subordinated to the liabilities of our subsidiaries, including trade payables of $12.3 billion.

In June 2013, we used cash on hand to repay $300 million of our 5.5% Notes that were due on June 15, 2013.

In February 2013, we sold in a registered offering $400 million aggregate principal amount of 1.7% Notes that mature on March 15, 2018, $550 million aggregate principal amount of 3.2% Notes that mature on March 15, 2023 and $350 million aggregate principal amount of 4.6% Notes that mature on March 15, 2043. These notes are unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. We used the proceeds to fund a portion of the purchase price of AssuraMed as discussed in Note 2.

In connection with our agreement to acquire AssuraMed, on February 13, 2013, we obtained a commitment letter from certain financial institutions for a $1.3 billion unsecured bridge term loan facility that could have been used to complete the acquisition. We incurred fees of $5 million related to this facility, which are included in interest expense, net in the consolidated statements of earnings. No amounts were drawn under the facility and upon receipt of the net proceeds of the notes offering on February 22, 2013, we terminated the commitment letter.

In May 2012, we sold in a registered offering $250 million aggregate principal amount of 1.9% Notes that mature on June 15, 2017 and $250 million aggregate principal amount of 3.2% Notes that mature on June 15, 2022. These notes are unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

In December 2010, we sold in a registered offering $500 million aggregate principal amount of 4.625% Notes that mature on December 15, 2020. These notes are unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

The 6.0% Notes due 2017, 1.9% Notes due 2017, 1.7% Notes due 2018, 4.625% Notes due 2020, 3.2% Notes due 2022, 3.2% Notes due 2023 and 4.6% Notes due 2043 require us to offer to purchase the notes at 101% of the principal amount plus accrued and unpaid interest, if we have a defined change of control and specified ratings below investment grade by Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch Ratings.

## Other Financing Arrangements

In addition to cash and equivalents, at June 30, 2013 and 2012, our sources of liquidity included a $1.5 billion commercial paper program backed by a $1.5 billion revolving credit facility. The revolving credit facility exists largely to support issuances of commercial paper as well as other short-term borrowings for general corporate purposes. On June 4, 2013 we extended the term of the revolving credit facility to June 4, 2018.

On November 6, 2012, we renewed our $950 million committed receivables sales facility program through Cardinal Health Funding, LLC ("CHF") until November 6, 2014. CHF was organized for the sole purpose of buying receivables and selling undivided interests in those receivables to third-party purchasers. Although consolidated in accordance with GAAP, CHF is a separate legal entity from Cardinal Health, Inc. and from our subsidiary that sells the receivables to CHF. CHF is designed to be a special purpose, bankruptcy-remote entity whose assets are available solely to satisfy the claims of its creditors.

We had no outstanding borrowings from the commercial paper program and no outstanding balance under the committed receivables sales facility program at June 30, 2013 and 2012. We also had no outstanding balance under the revolving credit facility at June 30, 2013 and 2012, except for $43 million and $44 million, respectively, of standby letters of credit. Our revolving credit facility and committed receivables sales facility program require us to maintain a consolidated interest coverage ratio, as of any fiscal quarter end, of at least 4-to-1 and a consolidated leverage ratio of no more than 3.25-to-1. As of June 30, 2013, we were in compliance with these financial covenants.

We also maintain other short-term credit facilities and an unsecured line of credit that allowed for borrowings up to $304 million and $218 million at June 30, 2013 and 2012, respectively. The $190 million and $183 million balance of other obligations at June 30, 2013 and 2012, respectively, consisted primarily of additional notes, loans and capital leases.

## 7. Income Taxes

Earnings before income taxes and discontinued operations are:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| U.S. Operations | $ 651 | $ 1,514 | $ 1,299 |
| Non-U.S. Operations | 237 | 184 | 219 |
| **Earnings before income taxes and discontinued operations** | **$ 888** | $ 1,698 | $ 1,518 |

The provision for income taxes from continuing operations consists of the following:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Current:** | | | |
| Federal | $ 451 | $ 430 | $ 387 |
| State and local | 62 | 27 | 20 |
| Non-U.S. | 19 | 13 | 17 |
| Total current | $ 532 | $ 470 | $ 424 |
| **Deferred:** | | | |
| Federal | $ 28 | $ 124 | $ 92 |
| State and local | (5) | 28 | 29 |
| Non-U.S. | (2) | 6 | 7 |
| Total deferred | 21 | 158 | 128 |
| **Provision for income taxes** | $ 553 | $ 628 | $ 552 |

The following table presents a reconciliation of the provision based on the

# Notes to Consolidated Financial Statements

federal statutory income tax rate to our effective income tax rate from continuing operations:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Provision at Federal statutory rate | **35.0%** | 35.0% | 35.0% |
| State and local income taxes, net of federal benefit | **2.5** | 2.3 | 2.6 |
| Foreign tax rate differential | **(4.0)** | (2.2) | (3.1) |
| Nondeductible/nontaxable items | **(0.5)** | — | 0.6 |
| Nondeductible goodwill impairment | **33.2** | — | — |
| Change in measurement of an uncertain tax position and impact of IRS settlements | **(5.7)** | 0.9 | 2.4 |
| Other | **1.8** | 1.0 | (1.1) |
| **Effective income tax rate** | **62.3%** | 37.0% | 36.4% |

The fiscal 2013 effective tax rate was unfavorably impacted by 33.2 percentage points ($295 million) due to the nondeductibility of substantially all of the goodwill impairment which was partially offset by the favorable impact of the revaluation of our deferred tax liability and related interest on unrepatriated foreign earnings as a result of an agreement with tax authorities ($64 million or 7.2 percentage points). During the fourth quarter of fiscal 2013, we recorded an out-of-period increase in income tax expense of $14 million (of which generally less than $1 million pertained to each of the first three quarters of fiscal 2013 and each of the quarters in fiscal 2012 through 2008), which related to uncertain tax benefits, and a decrease in retained earnings of $15 million, which related to the adoption of accounting guidance for uncertain tax benefits in 2008. The amounts were not material individually or in the aggregate to current or prior periods.

At June 30, 2013, we had $1.8 billion of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not practicable to estimate the amount of U.S. tax that might be payable on the eventual remittance of such earnings.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities and operating loss and tax credit carryforwards for tax purposes. The following table presents the components of the deferred income tax assets and liabilities at June 30:

| (in millions) | 2013 | 2012 |
|---|---|---|
| **Deferred income tax assets:** | | |
| Receivable basis difference | **$ 50** | $ 46 |
| Accrued liabilities | **115** | 107 |
| Share-based compensation | **66** | 90 |
| Loss and tax credit carryforwards | **158** | 120 |
| Deferred tax assets related to uncertain tax positions | **127** | 118 |
| Other | **82** | 85 |
| Total deferred income tax assets | **598** | 566 |
| Valuation allowance for deferred income tax assets | **(88)** | (86) |
| **Net deferred income tax assets** | **$ 510** | $ 480 |
| | | |
| **Deferred income tax liabilities:** | | |
| Inventory basis differences | **$ (1,160)** | $ (1,067) |
| Property-related | **(173)** | (180) |
| Goodwill and other intangibles | **(299)** | (146) |
| Unremitted foreign earnings | **—** | (64) |
| Other | **(6)** | (5) |
| **Total deferred income tax liabilities** | **(1,638)** | (1,462) |
| **Net deferred income tax liability** | **$ (1,128)** | $ (982) |

Deferred income tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the consolidated balance sheets at June 30:

| (in millions) | 2013 | 2012 |
|---|---|---|
| Current deferred income tax asset (1) | **$ 15** | $ 27 |
| Noncurrent deferred income tax asset (2) | **17** | 6 |
| Current deferred income tax liability (3) | **(908)** | (858) |
| Noncurrent deferred income tax liability (4) | **(252)** | (157) |
| **Net deferred income tax liability** | **$ (1,128)** | $ (982) |

(1) Included in prepaid expenses and other in the consolidated balance sheets.
(2) Included in other assets in the consolidated balance sheets.
(3) Included in other accrued liabilities in the consolidated balance sheets.
(4) Included in deferred income taxes and other liabilities in the consolidated balance sheets.

At June 30, 2013, we had gross federal, state and international loss and credit carryforwards of $146 million, $693 million and $114 million, respectively, the tax effect of which is an aggregate deferred tax asset of $158 million. Substantially all of these carryforwards are available for at least three years. Approximately $76 million of the valuation allowance at June 30, 2013 applies to certain federal, state and international loss carryforwards that, in our opinion, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would reduce income tax expense.

We had $650 million, $654 million and $747 million of unrecognized tax benefits at June 30, 2013, 2012 and 2011, respectively. The June 30, 2013, 2012 and 2011 balances include $371 million, $337 million and $332 million, respectively, of unrecognized tax benefits that, if recognized, would have an impact on the effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. Recognition of these tax benefits would not affect our effective tax rate. We include the full amount of unrecognized tax benefits in deferred income taxes and other liabilities in the consolidated balance sheets. The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Balance at beginning of fiscal year | **$ 654** | $ 747 | $ 731 |
| Additions for tax positions of the current year | **22** | 16 | 16 |
| Additions for tax positions of prior years | **97** | 68 | 58 |
| Reductions for tax positions of prior years | **(30)** | (3) | (20) |
| Settlements with tax authorities | **(93)** | (172) | (36) |
| Expiration of the statute of limitations | **—** | (2) | (2) |
| **Balance at end of fiscal year** | **$ 650** | $ 654 | $ 747 |

It is reasonably possible that there could be a change in the amount of unrecognized tax benefits within the next 12 months due to activities of the Internal Revenue Service ("IRS") or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues (primarily IRS audit settlements for various fiscal years), reassessment of existing unrecognized tax benefits or the expiration of applicable statutes of limitations. We estimate that the range of the possible change in unrecognized tax benefits within the next 12 months is a net decrease of approximately zero to $335 million, exclusive of penalties and interest.

# Notes to Consolidated Financial Statements

We recognize accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. At June 30, 2013, 2012 and 2011 we had $198 million, $209 million and $267 million, respectively, accrued for the payment of interest and penalties. These balances are gross amounts before any tax benefits and are included in deferred income taxes and other liabilities in the consolidated balance sheets. During fiscal 2013 and 2011, we recognized $24 million and $36 million of interest and penalties in income tax expense, respectively. During fiscal 2012, we recognized $28 million of benefit for interest and penalties in income tax expense.

We file income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. With few exceptions, we are subject to audit by taxing authorities for fiscal years 2003 through the current fiscal year.

The IRS is currently conducting audits of fiscal years 2003 through 2010. We have received proposed adjustments from the IRS for fiscal years 2003 through 2007 related to our transfer pricing arrangements between foreign and domestic subsidiaries. The IRS has proposed additional taxes of $399 million, excluding penalties and interest. If this tax ultimately must be paid, CareFusion is liable under the tax matters agreement entered into in connection with the CareFusion Spin-Off for $142 million of the total amount. We disagree with these proposed adjustments, which we are contesting, and have accounted for the unrecognized tax benefits related to them. The IRS had also proposed additional taxes of $450 million, excluding penalties and interest, related to the transfer of intellectual property among subsidiaries of an acquired entity prior to its acquisition by us, for which CareFusion would be liable under the tax matters agreement. During the fourth quarter of fiscal 2013, CareFusion settled this matter with the IRS. We have adjusted the indemnification receivable and corresponding unrecognized tax benefit that we had recorded for this matter. The settlement has no net impact on our provision for income taxes.

## 8. Commitments, Contingent Liabilities and Litigation

### Commitments

The future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year at June 30, 2013 are as follows: $89 million, $74 million, $57 million, $45 million, $35 million for fiscal 2014 through 2018, and $65 million thereafter. Rental expense relating to operating leases was $92 million, $86 million and $79 million in fiscal 2013, 2012 and 2011, respectively. Sublease rental income was immaterial for all periods presented.

### Legal Proceedings

We become involved from time to time in disputes, litigation and regulatory matters incidental to our business, including governmental investigations and enforcement actions, personal injury claims, employment matters, commercial disputes, intellectual property matters, government contract compliance matters, federal or state false claim actions, disputes regarding environmental clean-up costs, litigation in connection with acquisitions and divestitures, and other matters arising out of the normal conduct of our business. We intend to vigorously defend ourselves in such litigation.

We may be named from time to time in *qui tam* actions, which are cases initiated by private parties purporting to act on behalf of federal or state governments that allege that false claims have been submitted or have been caused to be submitted for payment by the government. After a *qui tam* action has been filed, the government must investigate and determine whether to intervene in the matter. These actions may remain under seal while the government makes this determination.

In addition, we occasionally may suspect that products we manufacture, market or distribute do not meet product specifications, published standards or regulatory requirements. In such circumstances, we investigate and take appropriate corrective action. Such actions can lead to product recalls, costs to repair or replace affected products, temporary interruptions in product sales and action by regulators.

We accrue for contingencies related to disputes, litigation and regulatory matters if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable developments or resolutions can occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine whether our accruals and related disclosures are adequate. The amount of ultimate loss may differ from these estimates.

We are unable to estimate a range of reasonably possible loss for matters described below, since damages or fines have not been specified and the proceedings are in early stages with significant uncertainty as to factual issues. We do not believe, based on currently available information, that the outcomes of these matters will have a material adverse effect on our financial condition, though the outcomes could be material to our results of operations for a particular period.

We recognize income from the favorable outcome of litigation when we receive the associated cash or assets.

We recognize estimated loss contingencies for litigation and regulatory matters and income from favorable resolution of litigation in litigation (recoveries)/charges, net in our consolidated statements of earnings.

**Lakeland, Florida Distribution Center DEA Investigation and Related Matters**

In February 2012, the U.S. Drug Enforcement Administration (the "DEA") issued an order to show cause and immediate suspension of our Lakeland, Florida distribution center's registration to distribute controlled substances, asserting that we failed to maintain required controls against the diversion of controlled substances. In May 2012, we entered into a settlement agreement with the DEA under which our Lakeland registration will remain suspended until May 2014 and the DEA confirmed that it was planning no further administrative actions at any of our other facilities based on conduct prior to the settlement. The settlement agreement did not foreclose the possibility of the U.S. Department of Justice (the "DOJ") seeking civil fines for conduct covered by the settlement agreement. In that regard, we are providing information to and communicating with local offices within the DEA and the DOJ.

**State of West Virginia vs. Cardinal Health, Inc.**

In June 2012, the West Virginia Attorney General filed complaints against 14 pharmaceutical wholesale distributors, including us, in the Circuit Court of Boone County, West Virginia alleging, among other things, that the distributors failed to maintain effective controls to guard against diversion of controlled substances in West Virginia, failed to report suspicious orders of controlled substances in accordance with the West Virginia Uniform Controlled Substances Act, were negligent in distributing controlled

# Notes to Consolidated Financial Statements

substances to pharmacies that serve individuals who abuse controlled substances, were unjustly enriched by such conduct, violated consumer credit and protection laws, created a public nuisance, and violated state antitrust laws in connection with the distribution of controlled substances. In addition to injunctive and other equitable relief, the complaints seek monetary damages and the creation of a court-supervised fund, to be financed by the defendants in these actions, for a medical monitoring program focused on prescription drug abuse.

### *Qui Tam* Action

Our P4 Healthcare subsidiaries and a former P4 Healthcare employee were named as additional defendants with another third party defendant in a civil *qui tam* action filed in the U.S. District Court for the Central District of California. The action, which was filed under seal in January 2012 and was unsealed in July 2013, alleged violations of the federal healthcare fraud and abuse laws and federal False Claims Act, both before and after we acquired P4 Healthcare. Following an investigation, the DOJ declined to intervene as to us, and, together with the claimant, dismissed us from the action. The third-party defendant entered into a settlement agreement.

### DOJ Civil Investigative Demand

In September 2012, we received a civil investigative demand from the DOJ under the Federal False Claims Act. The demand requires us to produce documents relating to the structure of discounts offered or provided to our customers. We believe the focus of the investigation to be whether the discounts complied with federal healthcare fraud and abuse laws. We are cooperating with the DOJ in this matter.

## Antitrust Litigation Proceeds

During fiscal 2013, we recognized $38 million of income resulting from settlements of class action antitrust claims in which we were a class member.

## Income Taxes

See Note 7 for discussion of contingencies related to our income taxes.

## 9. Guarantees

In the ordinary course of business, we agree to indemnify certain other parties under acquisition and disposition agreements, customer agreements, intellectual property licensing agreements, and other agreements. Such indemnification obligations vary in scope and, when defined, in duration. In many cases, a maximum obligation is not explicitly stated, and therefore the overall maximum amount of the liability under such indemnification obligations cannot be reasonably estimated. Where appropriate, such indemnification obligations are recorded as a liability. Historically, we have not, individually or in the aggregate, made payments under these indemnification obligations in any material amounts. In certain circumstances, we believe that existing insurance arrangements, subject to the general deduction and exclusion provisions, would cover portions of the liability that may arise from these indemnification obligations. In addition, we believe that the likelihood of a material liability being triggered under these indemnification obligations is not significant.

From time to time we enter into agreements that obligate us to make fixed payments upon the occurrence of certain events. Such obligations primarily relate to obligations arising under acquisition transactions, where we have agreed to make payments based upon the achievement of certain financial performance measures by the acquired business. Generally, the obligation is capped at an explicit amount. See Note 2 for detail regarding the P4 Healthcare contingent consideration obligation.

## 10. Fair Value Measurements

Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date. It focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1 - Observable prices in active markets for identical assets and liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

## Recurring Fair Value Measurements

The following tables present the fair values for those assets and (liabilities) measured on a recurring basis at June 30:

| | 2013 | | | |
|---|---|---|---|---|
| (in millions) | Level 1 | Level 2 | Level 3 | Total |
| Cash equivalents (1) | $ 348 | $ — | $ — | $ 348 |
| Forward contracts (2) | — | 12 | — | 12 |
| Other investments (3) | 89 | — | — | 89 |
| **Total** | $ 437 | $ 12 | $ — | $ 449 |

| | 2012 | | | |
|---|---|---|---|---|
| (in millions) | Level 1 | Level 2 | Level 3 | Total |
| Cash equivalents (1) | $ 997 | $ — | $ — | $ 997 |
| Forward contracts (2) | — | 49 | — | 49 |
| Other investments (3) | 78 | — | — | 78 |
| Contingent consideration obligation (4) | — | — | (4) | (4) |
| **Total** | $ 1,075 | $ 49 | $ (4) | $ 1,120 |

(1) Cash equivalents are comprised of highly liquid investments purchased with a maturity of three months or less. The carrying value of these cash equivalents approximates fair value due to their short-term maturities.

(2) The fair value of interest rate swaps, foreign currency contracts and commodity contracts is determined based on the present value of expected future cash flows considering the risks involved, including non-performance risk, and using discount rates appropriate for the respective maturities. Observable Level 2 inputs are used to determine the present value of expected future cash flows.

(3) The other investments balance includes investments in mutual funds, which are used to offset fluctuations in deferred compensation liabilities. These mutual funds primarily invest in the equity securities of companies with large market capitalization and high quality fixed income debt securities. The fair value of these investments is determined using quoted market prices.

(4) The contingent consideration obligation was incurred in connection with the acquisition of P4 Healthcare. The former owners of P4 Healthcare had the right to receive certain contingent payments based on targeted EBITDA. The fair value of the contingent consideration obligation was determined based on a probability-weighted income approach derived from EBITDA estimates and probability assessments with respect to the likelihood of achieving the various EBITDA targets. The fair value measurement was based on significant inputs unobservable in the market and thus represented a Level 3 measurement. At each reporting date, we revalued the contingent consideration obligation to estimated fair value. Changes in the fair value of the contingent consideration obligation resulted from changes in the terms of the contingent payments, changes in discount periods and rates, changes in the timing

# Notes to Consolidated Financial Statements

and amount of EBITDA estimates and changes in probability assumptions with respect to the timing and likelihood of achieving the EBITDA targets. As a result of changes in our estimate of performance in future periods, coupled with the progress of discussions with the former owners regarding an early termination and settlement, we recorded a $71 million decrease in fair value of the obligation to $4 million at June 30, 2012. We terminated and settled the remaining contingent consideration obligation in July 2012 for $4 million.

## 11. Financial Instruments

We utilize derivative financial instruments to manage exposure to certain risks related to our ongoing operations. The primary risks managed through the use of derivative instruments include interest rate risk, currency exchange risk and commodity price risk. We do not use derivative instruments for trading or speculative purposes. While the majority of our derivative instruments are designated as hedging instruments, we also enter into derivative instruments that are designed to hedge a risk, but are not designated as hedging instruments. These derivative instruments are adjusted to current fair value through earnings at the end of each period.

We are exposed to counterparty credit risk on all of our derivative instruments. Accordingly, we have established and maintain strict counterparty credit guidelines and enter into derivative instruments only with major financial institutions that are investment grade or better. We do not have significant exposure to any one counterparty and we believe the risk of loss is remote. Additionally, we do not require collateral under these agreements.

### Interest Rate Risk Management

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on cash flows and the market value of our borrowings. We utilize a mix of debt maturities along with both fixed-rate and variable-rate debt to manage changes in interest rates. In addition, we enter into interest rate swaps to further manage our exposure to interest rate variations related to our borrowings and to lower our overall borrowing costs.

### Currency Exchange Risk Management

We conduct business in several major international currencies and are subject to risks associated with changing foreign exchange rates. Our objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on business operations. Accordingly, we enter into various contracts that change in value as foreign exchange rates change to protect the value of existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenue and expenses.

### Commodity Price Risk Management

We are exposed to changes in the price of certain commodities. Our objective is to reduce earnings and cash flow volatility associated with forecasted purchases of these commodities to allow management to focus its attention on business operations. Accordingly, we enter into derivative contracts to manage the price risk associated with these forecasted purchases.

The following table summarizes the fair value of our assets and liabilities related to derivatives designated as hedging instruments and the respective line items in which they were recorded in the consolidated balance sheets at June 30:

| (in millions) | 2013 | 2012 |
|---|---|---|
| **Assets:** | | |
| Foreign currency contracts (1) | $ 4 | $ 2 |
| Forward interest rate swaps (2) | 20 | — |
| Pay-floating interest rate swaps (2) | — | 49 |
| **Total assets** | **$ 24** | $ 51 |
| **Liabilities:** | | |
| Foreign currency contracts (3) | $ 1 | $ 1 |
| Commodity contracts (3) | — | 1 |
| Pay-floating interest rate swaps (4) | 11 | — |
| **Total liabilities** | **$ 12** | $ 2 |

(1) Included in prepaid expenses and other in the consolidated balance sheets.
(2) Included in other assets in the consolidated balance sheets.
(3) Included in other accrued liabilities in the consolidated balance sheets.
(4) Included in deferred income taxes and other liabilities in the consolidated balance sheets.

## Fair Value Hedges

We enter into pay-floating interest rate swaps to hedge the changes in the fair value of fixed-rate debt resulting from fluctuations in interest rates. These contracts are designated and qualify as fair value hedges. Accordingly, the gain or loss recorded on the pay-floating interest rate swaps is directly offset by the change in fair value of the underlying debt. Both the derivative instrument and the underlying debt are adjusted to market value at the end of each period with any resulting gain or loss recorded in interest expense, net in the consolidated statements of earnings.

During fiscal 2013 and 2012, we entered into pay-floating interest rate swaps with total notional amounts of $775 million and $363 million. These swaps have been designated as fair value hedges of our fixed rate debt.

In September 2012 and August 2011, we terminated notional amounts of $350 million and $640 million of pay-floating interest rate swaps, respectively, and received net settlement proceeds of $43 million and $34 million, respectively. These swaps were previously designated as fair value hedges. There was no immediate impact to earnings; however, the fair value adjustment to debt is being amortized over the life of the underlying debt as a reduction to interest expense, net in the consolidated statements of earnings.

# Notes to Consolidated Financial Statements

The following tables summarize the outstanding interest rate swaps designated as fair value hedges at June 30:

| (in millions) | 2013 | | |
|---|---|---|---|
| | Notional Amount | Maturity Date | |
| Pay-floating interest rate swaps | $ 1,138 | Jun 2015 | - Jun 2022 |

| (in millions) | 2012 | | |
|---|---|---|---|
| | Notional Amount | Maturity Date | |
| Pay-floating interest rate swaps | $ 773 | Jun 2013 | - Jun 2022 |

The following table summarizes the gain/(loss) recognized in earnings for interest rate swaps designated as fair value hedges:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Pay-floating interest rate swaps (1) | $ 28 | $ 38 | $ 36 |
| Fixed-rate debt (1) | (28) | (38) | (36) |

(1) Included in interest expense, net in the consolidated statements of earnings.

There was no ineffectiveness associated with these derivative instruments.

## Cash Flow Hedges

We enter into derivative instruments to hedge our exposure to changes in cash flows attributable to interest rate, foreign currency and commodity price fluctuations associated with certain forecasted transactions. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of OCI and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately.

We enter into forward interest rate swaps to manage variability of expected future cash flows from changing interest rates. During fiscal 2013, we entered into forward interest rate swaps with total notional amount of $250 million to hedge probable, but not firmly committed, future transactions associated with our debt.

We enter into foreign currency contracts to protect the value of anticipated foreign currency revenues and expenses. At June 30, 2013 and 2012, we held contracts to hedge probable, but not firmly committed, revenue and expenses. The principal currencies hedged are the Canadian dollar, Japanese yen, Mexican peso, European euro and Thai baht.

We enter into commodity contracts to manage the price risk associated with forecasted purchases of certain commodities used in our Medical segment.

The following tables summarize the outstanding cash flow hedges at June 30:

| (in millions) | 2013 | | |
|---|---|---|---|
| | Notional Amount | Maturity Date | |
| Forward interest rate swaps | $ 250 | Jun 2025 | |
| Foreign currency contracts | 164 | Jul 2013 | - Jun 2014 |
| Commodity contracts | 24 | Jul 2013 | - Mar 2016 |

| (in millions) | 2012 | | |
|---|---|---|---|
| | Notional Amount | Maturity Date | |
| Foreign currency contracts | $ 158 | Jul 2012 | - Jun 2013 |
| Commodity contracts | 23 | Jul 2012 | - Mar 2015 |

The following table summarizes the gain/(loss) included in AOCI for derivative instruments designated as cash flow hedges at June 30:

| (in millions) | 2013 | 2012 |
|---|---|---|
| Forward interest rate swaps | $ 20 | $ — |
| Foreign currency contracts | 3 | — |
| Commodity contracts | — | (1) |

The following table summarizes the gain/(loss) reclassified from AOCI into earnings for derivative instruments designated as cash flow hedges:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Foreign currency contracts (1) | $ 1 | $ 1 | $ — |
| Foreign currency contracts (2) | 1 | (1) | (3) |
| Foreign currency contracts (3) | 1 | (1) | 3 |
| Commodity contracts (3) | 1 | 2 | 2 |
| Forward interest rate swaps (4) | 1 | — | — |

(1) Included in revenue in the consolidated statements of earnings.
(2) Included in cost of products sold in the consolidated statements of earnings.
(3) Included in SG&A expenses in the consolidated statements of earnings.
(4) Included in interest expense, net in the consolidated statements of earnings.

The amount of ineffectiveness associated with these derivative instruments was not material for all periods presented.

## Economic (Non-Designated) Hedges

We enter into foreign currency contracts to manage our foreign exchange exposure related to intercompany financing transactions and other balance sheet items subject to revaluation that do not meet the requirements for hedge accounting treatment. Accordingly, these derivative instruments are adjusted to current market value at the end of each period through earnings. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in other (income)/expense, net at the end of each period.

The following tables summarize the outstanding economic (non-designated) derivative instruments at June 30:

| | 2013 | | | |
|---|---|---|---|---|
| (in millions) | Notional Amount | | Maturity Date | |
| *Foreign currency contracts* | **$** | **479** | **Jul 2013 -** | **Sep 2013** |

| | 2012 | | | |
|---|---|---|---|---|
| (in millions) | Notional Amount | | Maturity Date | |
| Foreign currency contracts | $ | 500 | Jul 2012 - | Sep 2012 |

During fiscal 2011, we entered into swap contracts of certain commodities to mitigate price volatility for materials we purchased or used in our manufacturing and distribution businesses. These instruments did not qualify for hedge accounting and as such fair value changes as well as periodic settlements of these contracts were recorded in other income, net in the consolidated statements of earnings. These instruments matured in the same fiscal year.

The following table summarizes the gain/(loss) recognized in earnings for economic (non-designated) derivative instruments:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Foreign currency contracts (1) | **$ 6** | $ (39) | $ 36 |
| Commodity contracts (1) | **—** | (1) | (1) |

(1) Included in other income, net in the consolidated statements of earnings.

## Fair Value of Financial Instruments

The carrying amounts of cash and equivalents, trade receivables, net, accounts payable and other accrued liabilities at June 30, 2013 and 2012 approximate fair value due to their short-term maturities.

Cash balances are invested in accordance with our investment policy. These investments are exposed to market risk from interest rate fluctuations and credit risk from the underlying issuers, although this is mitigated through diversification.

We held investments in fixed income corporate debt securities at June 30, 2012, which were classified as held-to-maturity as we had the intent and ability to hold these investments until maturity. These investments were held at amortized cost, which approximated fair value. The fair value was estimated based on either the quoted market prices for the same or similar issues or other inputs derived from available market information, which represented a Level 2 measurement. We held $72 million of these investments at June 30, 2012, which were included within prepaid expenses and other in the consolidated balance sheets and matured during fiscal 2013.

The following table summarizes the estimated fair value of our long-term obligations and other short-term borrowings compared to the respective carrying amounts at June 30:

| (in millions) | 2013 | 2012 |
|---|---|---|
| Estimated fair value | **$ 3,899** | $ 3,075 |
| Carrying amount | **3,854** | 2,894 |

The fair value of our long-term obligations and other short-term borrowings is estimated based on either the quoted market prices for the same or similar issues or other inputs derived from available market information, which represents a Level 2 measurement.

The following table is a summary of the fair value gain/(loss) of our derivative instruments, based upon the estimated amount that we would receive (or pay) to terminate the contracts at June 30:

| | 2013 | | 2012 | |
|---|---|---|---|---|
| (in millions) | Notional Amount | Fair Value Gain/(Loss) | Notional Amount | Fair Value Gain/(Loss) |
| Pay-floating interest rate swaps | **$ 1,138** | **$ (11)** | $ 773 | $ 49 |
| Foreign currency contracts | **643** | **3** | 658 | 1 |
| Forward interest rate swaps | **250** | **20** | — | — |
| Commodity contracts | **24** | **—** | 23 | (1) |

The fair values are based on quoted market prices for the same or similar instruments, which represents a Level 2 measurement. See Note 10 for further information regarding fair value measurements.

## 12. Shareholders' Equity

At June 30, 2013 and 2012, authorized capital shares consisted of the following: 750 million Class A common shares, without par value; 5 million Class B common shares, without par value; and 500 thousand non-voting preferred shares, without par value. The Class A common shares and Class B common shares are collectively referred to below as "common shares". Holders of common shares are entitled to share equally in any dividends declared by the Board of Directors and to participate equally in all distributions of assets upon liquidation. Generally, the holders of Class A common shares are entitled to one vote per share, and the holders of Class B common shares are entitled to one-fifth of one vote per share on proposals presented to shareholders for vote. Under certain circumstances, the holders of Class B common shares are entitled to vote as a separate class. Only Class A common shares were outstanding at June 30, 2013 and 2012.

We repurchased $1.15 billion of our common shares, in the aggregate, through share repurchase programs during fiscal 2013, 2012 and 2011, as described below. We funded the repurchases with available cash. The common shares repurchased are held in treasury to be used for general corporate purposes.

### Fiscal 2013

During fiscal 2013, we repurchased 10.2 million common shares having an aggregate cost of $450 million. The average price paid per common share was $44.11.

### Fiscal 2012

During fiscal 2012, we repurchased 10.3 million common shares having an aggregate cost of $450 million. The average price paid per common share was $43.64.

### Fiscal 2011

During fiscal 2011, we repurchased 7.5 million common shares having an aggregate cost of $250 million. The average price paid per common share was $33.22. In addition, $20 million of common shares repurchased during fiscal 2010 cash settled during fiscal 2011.

# Notes to Consolidated Financial Statements

## Accumulated Other Comprehensive Income

The following table summarizes the balance in AOCI by component at June 30:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Foreign currency translation adjustments | $ 54 | $ 37 | $ 71 |
| Unrealized gain on derivatives, net of tax | 14 | — | 6 |
| **Total** | **$ 68** | $ 37 | $ 77 |

## 13. Earnings Per Share

The following table reconciles the number of common shares used to compute basic and diluted EPS:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Weighted-average common shares–basic | **341** | 345 | 349 |
| **Effect of dilutive securities:** | | | |
| Employee stock options, restricted shares, restricted share units and performance share units | **3** | 4 | 4 |
| **Weighted-average common shares–diluted** | **344** | 349 | 353 |

The potentially dilutive employee stock options, restricted shares, restricted share units and performance share units that were antidilutive for fiscal 2013, 2012 and 2011 were 9 million, 10 million and 11 million, respectively.

## 14. Segment Information

Our operations are principally managed on a products and services basis and are comprised of two operating segments, which are the same as our reportable segments: Pharmaceutical and Medical. The factors for determining the reportable segments include the manner in which management evaluates our performance combined with the nature of the individual business activities.

The Pharmaceutical segment distributes branded and generic pharmaceutical, specialty pharmaceutical, over-the-counter healthcare and consumer products. This segment also operates nuclear pharmacies and cyclotron facilities, provides pharmacy services to hospitals and other healthcare facilities, and provides services to healthcare companies supporting the marketing, distribution and payment for specialty pharmaceutical products. Through our Cardinal Health China division, this segment imports and distributes pharmaceuticals, over-the-counter and consumer products as well as provides services in China.

The Medical segment distributes a broad range of medical, surgical and laboratory products to hospitals, ambulatory surgery centers, clinical laboratories, physician offices and other healthcare providers in the United States, Canada and China and to patients in the home in the United States. This segment also manufactures, sources and develops its own line of private brand medical and surgical products. Our medical and surgical products are sold directly or through third-party distributors in the United States, Canada, Europe, South America and the Asia/Pacific region. The results of AssuraMed, which we acquired on March 18, 2013, are included in our Medical segment from the date of the acquisition. See Note 2 for further discussion of this acquisition.

The following table presents revenue for each reportable segment and reconciling items necessary to agree to amounts reported in the consolidated statements of earnings:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Pharmaceutical | $ **91,097** | $ 97,925 | $ 93,744 |
| Medical | **10,060** | 9,642 | 8,922 |
| Total segment revenue | **101,157** | 107,567 | 102,666 |
| Corporate (1) | **(64)** | (15) | (22) |
| **Total revenue** | $ **101,093** | $ 107,552 | $ 102,644 |

(1) Corporate revenue consists of the elimination of inter-segment revenue.

We evaluate segment performance based upon segment profit, among other measures. Segment profit is segment revenue, less segment cost of products sold, less segment SG&A expenses. Segment SG&A expenses includes share-based compensation expense as well as allocated corporate expenses for shared functions, including corporate management, corporate finance, financial and customer care shared services, human resources, information technology and legal. Corporate expenses are allocated to the segments based upon headcount, level of benefit provided and ratable allocation. Interest income and expense and income taxes are not allocated to the segment level.

Restructuring and employee severance, acquisition-related costs, impairments and loss on disposal of assets and litigation (recoveries)/charges, net are not allocated to the segments. See Notes 1, 2, 3, 4 and 8 for further information about these items. In addition, certain investment and other spending are not allocated to the segments. Investment spending generally includes the first year spend for certain projects that require incremental investments in the form of additional operating expenses. We encourage our segments to identify investment projects that will promote innovation and provide future returns. As approval decisions for such projects are dependent upon executive management, the expenses for such projects are often retained at Corporate. Investment spending within Corporate was $37 million, $21 million and $14 million for fiscal 2013, 2012 and 2011, respectively.

The following table presents segment profit by reportable segment and reconciling items necessary to agree to amounts reported in the consolidated statements of earnings:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Pharmaceutical | $ **1,734** | $ 1,558 | $ 1,329 |
| Medical | **372** | 332 | 373 |
| Total segment profit | **2,106** | 1,890 | 1,702 |
| Corporate | **(1,110)** | (98) | (188) |
| **Total operating earnings** | $ **996** | $ 1,792 | $ 1,514 |

# Notes to Consolidated Financial Statements

The following tables present depreciation and amortization and additions to property and equipment by reportable segment and at Corporate:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Pharmaceutical (1) | $ 125 | $ 114 | $ 107 |
| Medical (1) | 137 | 119 | 108 |
| Corporate | 135 | 92 | 98 |
| **Total depreciation and amortization** | $ 397 | $ 325 | $ 313 |

(1) Depreciation incurred at Corporate for shared information technology is allocated to the segments. Prior-year amounts have been reclassified to reflect this presentation, which resulted in no impact to segment profit or consolidated operating earnings.

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Pharmaceutical | $ 46 | $ 44 | $ 55 |
| Medical | 48 | 100 | 123 |
| Corporate | 101 | 119 | 113 |
| **Total additions to property and equipment** | $ 195 | $ 263 | $ 291 |

The following table presents total assets for each segment as well as reconciling items necessary to total the amounts reported in the consolidated balance sheets at June 30:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Pharmaceutical | $ 16,258 | $ 16,642 | $ 16,126 |
| Medical | 6,521 | 4,399 | 3,895 |
| Corporate | 3,040 | 3,219 | 2,825 |
| **Total assets** | $ 25,819 | $ 24,260 | $ 22,846 |

The following table presents revenue and property and equipment, net by geographic area:

| | Revenue | | | Property and Equipment, net | | |
|---|---|---|---|---|---|---|
| (in millions) | 2013 | 2012 | 2011 | 2013 | 2012 | 2011 |
| United States | $ 97,994 | $ 105,205 | $ 101,080 | $ 1,355 | $ 1,425 | $ 1,398 |
| International | 3,099 | 2,347 | 1,564 | 134 | 126 | 114 |
| **Total** | $ 101,093 | $ 107,552 | $ 102,644 | $ 1,489 | $ 1,551 | $ 1,512 |

## 15. Share-Based Compensation and Savings Plans

### Share-Based Compensation Plans

We maintain stock incentive plans (collectively, the "Plans") for the benefit of certain of our officers, directors and employees. At June 30, 2013, 30 million shares remain available for future issuances under the Cardinal Health, Inc. 2011 Long-Term Incentive Plan ("2011 LTIP"). The number of shares authorized for issuance under the 2011 LTIP will increase by shares that are not issued under outstanding equity awards. Under the 2011 LTIP's fungible share counting provisions, stock options are counted against the plan as one share for every share issued; awards other than stock options are counted against the plan as two and one-half shares for every share issued. This means that only 12 million shares could be issued under awards other than stock options while 30 million shares could be issued under stock options.

The following table provides total share-based compensation expense by type of award:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Restricted share and share unit expense | $ 60 | $ 55 | $ 52 |
| Employee stock option expense | 23 | 25 | 26 |
| Performance share unit expense | 10 | 6 | — |
| Stock appreciation right (income)/expense | — | (1) | 2 |
| **Total** | $ 93 | $ 85 | $ 80 |

The total tax benefit related to share-based compensation was $32 million, $31 million and $29 million for fiscal 2013, 2012 and 2011, respectively.

During fiscal 2013, certain share-based compensation awards were modified. The modifications resulted in incremental compensation cost of $3 million, $2 million of which is included in restructuring and employee severance in the consolidated statements of earnings. See Note 3 for information regarding our restructuring activities.

### Stock Options

Employee stock options granted under the Plans generally vest in equal annual installments over three years and are exercisable for periods ranging from seven to ten years from the grant date. All employee stock options are exercisable at a price equal to the market value of the common shares underlying the option at the grant date and, when exercised, are issued out of treasury shares.

The following table summarizes all stock option transactions under the Plans:

| (in millions, except per share amounts) | Stock Options | Weighted-Average Exercise Price per Common Share |
|---|---|---|
| **Outstanding at June 30, 2011** | 23 | $ 37.02 |
| Granted | 2 | 41.58 |
| Exercised | (2) | 30.26 |
| Canceled and forfeited | (2) | 47.19 |
| **Outstanding at June 30, 2012** | 21 | $ 37.29 |
| Granted | 3 | 39.81 |
| Exercised | (6) | 33.19 |
| Canceled and forfeited | (3) | 46.91 |
| **Outstanding at June 30, 2013** | 15 | $ 36.97 |
| **Exercisable at June 30, 2013** | 10 | $ 36.20 |

# Notes to Consolidated Financial Statements

The following tables provide additional data related to stock option activity:

| (in millions, except per share amounts) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Aggregate intrinsic value of outstanding options at period end | $ 156 | $ 137 | $ 217 |
| Aggregate intrinsic value of exercisable options at period end | 113 | 84 | 94 |
| Aggregate intrinsic value of exercised options | 64 | 27 | 26 |
| Cash received upon exercise | 121 | 42 | 63 |
| Cash tax disbursements realized related to exercise | (19) | (4) | (14) |
| Total compensation cost, net of estimated forfeitures, related to unvested stock options not yet recognized, pre-tax | 22 | 25 | 29 |
| Total fair value of shares vested during the year | 28 | 26 | 24 |
| Weighted-average grant date fair value per stock option | 8.15 | 9.26 | 6.40 |

| (in years) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Weighted-average remaining contractual life of outstanding options | 4 | 3 | 4 |
| Weighted-average remaining contractual life of exercisable options | 3 | 2 | 3 |
| Weighted-average period over which stock option compensation cost is expected to be recognized | 2 | 2 | 2 |

Stock options are granted to our officers and certain employees. The fair values were estimated on the grant date using a lattice valuation model. We believe the lattice model provides reasonable estimates because it has the ability to take into account individual exercise patterns based on changes in our stock price and other variables, and it provides for a range of input assumptions, which are disclosed in the table below. The risk-free rate is based on the U.S. Treasury yield curve at the time of the grant. We analyzed historical data to estimate option exercise behaviors and employee terminations to be used within the lattice model. The expected life of the options granted was calculated from the option valuation model and represents the length of time in years that the options granted are expected to be outstanding. Expected volatilities are based on implied volatility from traded options on our common shares and historical volatility over a period of time commensurate with the contractual term of the option grant (up to ten years). The following table provides the range of assumptions used to estimate the fair value of stock options:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Risk-free interest rate | 1.1% - 1.3% | 1.2% - 1.3% | 1.2% - 1.7% |
| Expected volatility | 29% | 29% | 27% - 32% |
| Dividend yield | 2.1% - 2.5% | 2.0% - 2.1% | 2.2% - 2.5% |
| Expected life in years | 6 | 6 | 5 |

## Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted under the Plans generally vest in equal annual installments over three years. The fair value is determined by the grant date market price of our common shares. Restricted shares and restricted share units accrue dividends or cash dividend equivalents that are payable upon vesting of the awards.

The following table summarizes all transactions related to restricted shares and restricted share units under the Plans:

| (in millions, except per share amounts) | Shares | Weighted-Average Grant Date Fair Value per Share |
|---|---|---|
| Nonvested at June 30, 2011 | 4 | $ 31.31 |
| Granted | 2 | 41.67 |
| Vested | (2) | 32.50 |
| Canceled and forfeited | — | — |
| Nonvested at June 30, 2012 | 4 | $ 35.46 |
| Granted | 2 | 40.02 |
| Vested | (2) | 33.41 |
| Canceled and forfeited | (1) | 38.84 |
| Nonvested at June 30, 2013 | 3 | $ 38.74 |

The following table provides additional data related to restricted share and restricted share unit activity:

| (in millions) | 2013 | 2012 | 2011 |
|---|---|---|---|
| Total compensation cost, net of estimated forfeitures, related to nonvested restricted share and share unit awards not yet recognized, pre-tax | $ 67 | $ 67 | $ 56 |
| Weighted-average period over which restricted share and share unit cost is expected to be recognized (in years) | 2 | 2 | 2 |
| Total fair value of shares vested during the year | $ 60 | $ 54 | $ 54 |

## Performance Share Units

Performance share units vest over two-year and three-year performance periods based on achievement of specific performance goals. Based on the extent to which the targets are achieved, vested shares may range from zero to 200 percent of the target award amount. The fair value of performance share units is determined by the grant date market price of our common shares and the compensation expense associated with nonvested performance share units is dependent on our periodic assessment of the probability of the targets being achieved and our estimate of the number of shares that will ultimately be issued. Performance share units accrue cash dividend equivalents that are payable upon vesting of the awards.

The following table summarizes all transactions related to performance share units under the Plans (based on target award amounts):

| (in millions, except per share amounts) | Performance Share Units | Weighted-Average Grant Date Fair Value per Share |
|---|---|---|
| Nonvested at June 30, 2011 | — | $ — |
| Granted | 1 | 42.60 |
| Vested | — | — |
| Canceled and forfeited | — | — |
| Nonvested at June 30, 2012 | 1 | $ 42.60 |
| Granted (1) | — | — |
| Vested | — | — |
| Canceled and forfeited | — | — |
| Nonvested at June 30, 2013 | 1 | $ 41.37 |

(1) During fiscal 2013, 350 thousand performance share units were granted at target at a weighted-average fair value of $39.81.

# Notes to Consolidated Financial Statements

The following table provides additional data related to performance share unit activity:

| (in millions) | 2013 | 2012 |
|---|---|---|
| Total compensation cost, net of estimated forfeitures, related to nonvested performance share units not yet recognized, pre-tax | $ 12 | $ 12 |
| Weighted-average period over which performance share unit cost is expected to be recognized (in years) | 2 | 2 |

## Employee Retirement Savings Plans

Substantially all of our domestic non-union employees are eligible to be enrolled in our company-sponsored contributory retirement savings plans, which include features under Section 401(k) of the Internal Revenue Code of 1986, as amended, and provide for matching and profit sharing contributions by us. Our contributions to the plans are determined by the Board of Directors subject to certain minimum requirements as specified in the plans. The total expense for our employee retirement savings plans was $68 million, $53 million and $70 million for fiscal 2013, 2012 and 2011, respectively.

## 16. Selected Quarterly Financial Data (Unaudited)

The following is selected quarterly financial data for fiscal 2013 and 2012. The sum of the quarters may not equal year-to-date due to rounding.

| (in millions, except per common share amounts) | First Quarter | Second Quarter | Third Quarter | **Fourth Quarter (1)** |
|---|---|---|---|---|
| **Fiscal 2013** | | | | |
| Revenue | $ 25,889 | $ 25,232 | $ 24,552 | **$ 25,420** |
| Gross margin | 1,159 | 1,224 | 1,291 | **1,247** |
| Distribution, selling, general and administrative expenses | 690 | 699 | 712 | **775** |
| Earnings/(loss) from continuing operations | 272 | 303 | 346 | **(586)** |
| Loss from discontinued operations, net of tax | (1) | — | (1) | **—** |
| Net earnings/(loss) | 271 | 303 | 345 | **(586)** |
| **Earnings/(loss) from continuing operations per common share:** | | | | |
| Basic | $ 0.80 | $ 0.89 | $ 1.01 | **$ (1.72)** |
| Diluted (2) | 0.79 | 0.88 | 1.00 | **(1.72)** |

| (in millions, except per common share amounts) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Fiscal 2012 | | | | |
| Revenue | $ 26,792 | $ 27,078 | $ 26,918 | $ 26,764 |
| Gross margin | 1,084 | 1,114 | 1,207 | 1,136 |
| Distribution, selling, general and administrative expenses | 644 | 640 | 683 | 712 |
| Earnings from continuing operations | 237 | 264 | 332 | 236 |
| Earnings/(loss) from discontinued operations, net of tax | — | (2) | 1 | — |
| Net earnings | 237 | 262 | 333 | 236 |
| **Earnings from continuing operations per common share:** | | | | |
| Basic | $ 0.69 | $ 0.77 | $ 0.96 | $ 0.68 |
| Diluted | 0.68 | 0.76 | 0.95 | 0.68 |

(1) During the fourth quarter of fiscal 2013, we recorded an out-of-period increase in income tax expense of $14 million related to uncertain tax benefits, of which generally less than $1 million pertained to the each of the first three quarters of fiscal 2013 and each of the quarters in fiscal 2012. The amounts were not material individually or in the aggregate to current or prior periods.

(2) Due to the loss from continuing operations incurred during the fourth quarter of fiscal 2013, potential dilutive common shares have not been included in the denominator of the diluted per share computation for this period due to their antidilutive effect.

# Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also controls deemed effective now may become inadequate in the future because of changes in conditions, or because compliance with the policies or procedures has deteriorated or been circumvented.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, management used the criteria established in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Based on management's assessment and the COSO criteria, management believes that our internal control over financial reporting was effective as of June 30, 2013.

Our independent registered public accounting firm, Ernst & Young LLP, has issued a report on our internal control over financial reporting. Ernst & Young LLP's report appears below and expresses an unqualified opinion on the effectiveness of our internal control over financial reporting.

On March 18, 2013, we completed the acquisition of AssuraMed. As permitted by guidelines established by the SEC, management excluded AssuraMed from the scope of its assessment of the effectiveness of internal control over financial reporting as of June 30, 2013. AssuraMed constituted 9 percent and 35 percent of our total and net assets, respectively, as of June 30, 2013 and less than 1 percent of both our revenue and operating earnings for the fiscal year then ended.

# Report of Independent Registered Public Accounting Firm

## The Board of Directors and Shareholders of Cardinal Health, Inc.

We have audited Cardinal Health, Inc. and subsidiaries' internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cardinal Health, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying "Management's Report on Internal Control Over Financial Reporting," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal control of AssuraMed, Inc., which is included in the 2013 consolidated financial statements of Cardinal Health, Inc. and subsidiaries and constituted 9 percent and 35 percent of total and net assets, respectively, as of June 30, 2013 and less than 1 percent of both revenue and operating earnings for the year then ended. Our audit of internal control over financial reporting of Cardinal Health, Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of AssuraMed, Inc.

In our opinion, Cardinal Health, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cardinal Health, Inc. and subsidiaries as of June 30, 2013 and 2012 and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2013 of Cardinal Health, Inc. and subsidiaries and our report dated August 20, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Columbus, Ohio
August 20, 2013

# Shareholder and Company Information and Performance Graphs

## Shareholder and Company Information

Our common shares are listed on the New York Stock Exchange under the symbol "CAH." The following table reflects the range of the reported high and low closing prices of our common shares as reported on the New York Stock Exchange Composite Tape and the per share dividends declared for the fiscal years ended June 30, 2013 and 2012, and from July 1, 2013 through the period ended on August 9, 2013:

| | High | Low | Dividends |
|---|---|---|---|
| **Fiscal 2012** | | | |
| Quarter Ended: | | | |
| September 30, 2011 | $ 46.83 | $ 37.99 | $ 0.215 |
| December 31, 2011 | 45.49 | 39.88 | 0.215 |
| March 31, 2012 | 43.31 | 40.82 | 0.215 |
| June 30, 2012 | 43.33 | 40.33 | 0.2375 |
| **Fiscal 2013** | | | |
| Quarter Ended: | | | |
| September 30, 2012 | $ 43.50 | $ 37.75 | $ 0.2375 |
| December 31, 2012 | 42.65 | 39.29 | 0.275 |
| March 31, 2013 | 47.09 | 41.62 | 0.275 |
| June 30, 2013 | 48.76 | 41.85 | 0.3025 |
| **Fiscal 2014** | | | |
| Through August 9, 2013 | $ 51.57 | $ 47.02 | $ 0.3025 |

At August 9, 2013 there were approximately 10,827 shareholders of record of our common shares.

We anticipate that we will continue to pay quarterly cash dividends in the future. The payment and amount of future dividends remain, however, within the discretion of our Board of Directors and will depend upon our future earnings, financial condition, capital requirements and other factors.

## Performance Graphs

### Five Year Performance Graph

The following line graph compares the cumulative total return of our common shares with the cumulative total return of the Standard & Poor's Composite—500 Stock Index (the "S&P 500 Index") and the Standard & Poor's Composite—500 Healthcare Index (the "S&P 500 Healthcare Index"). The line graph assumes, in each case, an initial investment of $100 on June 30, 2008, based on the market prices at the end of each fiscal year through and including June 30, 2013, and reinvestment of dividends. The S&P 500 Index and S&P 500 Healthcare Index investments are weighted on the basis of market capitalization at the beginning of each period. We have adjusted the market price of our common shares prior to August 31, 2009 to reflect the CareFusion Spin-Off on August 31, 2009.


$200.00
$150.00
$100.00
$50.00
$0.00
2008
2009
2010
2011
2012
2013
$100.00
$88.53
$73.81
$60.26
$96.48
$94.41
$84.46
$130.20
$124.02
$110.46
$136.12
$122.98
$116.47
$173.89
$141.79
$140.57
Cardinal Health, Inc.
S&P 500 Index
S&P 500 Healthcare Index

| | June 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | **2013** |
| Cardinal Health, Inc. | $100.00 | $ 60.26 | $ 94.41 | $130.20 | $122.98 | **$141.79** |
| S&P 500 Index | 100.00 | 73.81 | 84.46 | 110.46 | 116.47 | **140.57** |
| S&P 500 Healthcare Index | 100.00 | 88.53 | 96.48 | 124.02 | 136.12 | **173.89** |

### Post CareFusion Spin-Off Graph

We have included a second line graph below to show our cumulative total return compared with the cumulative total return of the S&P 500 Index and the S&P 500 Healthcare Index since the CareFusion Spin-Off on August 31, 2009. The line graph assumes, in each case, an initial investment of $100 on August 31, 2009 through and including June 30, 2013, and reinvestment of dividends. We have adjusted the market price of our common shares on August 31, 2009 to reflect the CareFusion Spin-Off.


$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
31-Aug-09
30-Jun-10
30-Jun-11
30-Jun-12
30-Jun-13
$100.00
$138.45
$102.68
$100.55
$190.95
$134.20
$129.25
$180.33
$141.48
$141.86
$207.88
$181.22
$170.92
Cardinal Health, Inc.
S&P 500 Index
S&P 500 Healthcare Index

| | August 31 2009 | June 30 2010 | June 30 2011 | June 30 2012 | **June 30 2013** |
|---|---|---|---|---|---|
| Cardinal Health, Inc. | $ 100.00 | $ 138.45 | $ 190.95 | $ 180.33 | **$ 207.88** |
| S&P 500 Index | 100.00 | 102.68 | 134.20 | 141.48 | **170.92** |
| S&P 500 Healthcare Index | 100.00 | 100.55 | 129.25 | 141.86 | **181.22** |

# Corporate and investor information

### Corporate offices

Cardinal Health
7000 Cardinal Place
Dublin, Ohio 43017
614.757.5000
www.cardinalhealth.com
Twitter: @CardinalHealth

### Common shares

Cardinal Health common shares are listed on the New York Stock Exchange under the ticker symbol "CAH" and are a component of the Standard & Poor's 500 Index. As of August 9, 2013, Cardinal Health had approximately 10,800 shareholders of record.

### Annual meeting

The 2013 Annual Meeting of Shareholders will be held at 8 a.m. local time on November 6, 2013, at Cardinal Health headquarters in Dublin, Ohio. Shareholders are cordially invited to attend.

### Auditors

Ernst & Young LLP

**Fiscal 2013 cash dividend declarations**

| Fiscal quarter | Record date | Payment date | Per common share amount |
|---|---|---|---|
| 1st | October 1, 2012 | October 15, 2012 | $0.2375 |
| 2nd | January 2, 2013 | January 15, 2013 | $0.2750 |
| 3rd | April 1, 2013 | April 15, 2013 | $0.2750 |
| 4th | July 1, 2013 | July 15, 2013 | $0.3025 |

### Financial information

Comprehensive financial and other information about Cardinal Health can be obtained by visiting the Investors page at www.cardinalhealth.com.

Available information includes historical stock information, research analyst coverage, past and present financial statements, recent company presentations, SEC filings, corporate governance guidelines and board committee charters. This information — including the Cardinal Health Annual Report, Forms 10-K, 10-Q, 8-K and other published corporate literature — is also available without charge upon written request to the Investor Relations department at the corporate office, or by calling Investor Relations at 614.757.4757.

Cardinal Health uses its website as a channel of distribution for material company information. Important information, including news releases, earnings and analyst presentations, and financial information regarding Cardinal Health is routinely posted and accessible on the Investors page at www.cardinalhealth.com. In addition, the Cardinal Health website allows investors and other interested persons to sign up to automatically receive email alerts when the company posts news releases, SEC filings and certain other information on its website.

For non-investor related inquiries, please call the company's main telephone number at 614.757.5000.

### Transfer agent and registrar

Shareholders with inquiries regarding address corrections, dividend payments, lost certificates or changes in registered ownership should contact the Cardinal Health stock transfer agent:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
877.498.8861
www.computershare.com











**CardinalHealth**

*Essential to care™*